UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of the Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-219645 and Form S-8 Registration Statements File Nos. 333-184408 and 333-219646, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

CONVENTIONS USED IN THIS REPORT

In this report (this “Report”), unless otherwise stated or unless the context otherwise requires, references to (i) “ANFI” are to Amira Nature Foods Ltd, a British Virgin Islands (BVI) business company; (ii) references to “Amira Mauritius” are solely to Amira Nature Foods Ltd, a Mauritius company and ANFI’s wholly owned subsidiary; and (iii) “APFPL” or “Amira India” are to Amira Pure Foods Private Limited, and its subsidiaries, including Amira I Grand Foods Inc., Amira Food Pte. Ltd., Amira Foods (Malaysia) SDN. Bhd., Amira C Foods International DMCC, Amira Ten Nigeria Limited; (iv) references to “Amira Germany” are solely to Amira Basmati Rice GmbH EUR; (v) references to “Amira US LLC” are solely to Basmati Rice North America LLC; (vi) references to “Amira UK” are solely to Amira G Foods Limited. References to “us”, “we”, “our” or the “Company” or the “Group” includes ANFI and its subsidiaries.

In this Report, references to “India” are to the Republic of India, references to “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$”, “USD”, “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India.

The condensed interim consolidated financial statements for the nine months ended December 31, 2017 and 2016 and notes thereto included elsewhere in this Report have been prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2017 (the “Annual Report”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. References to a year other than a “fiscal” are to the calendar year ended December 31.

In this Report, references to our “international sales” are to those sales which are made to international markets outside of India. In this Report, references to increase/ decrease in percent for the financial statement items have been computed based on absolute figures reported. We also refer in various places within this report to earnings before interest, tax, depreciation and amortization (EBITDA), adjusted EBITDA, adjusted profit after tax/ adjusted net income, adjusted earnings per share, adjusted net working capital and net debt, which are non-IFRS measures and are more fully explained in the section titled “Non-IFRS Financial Measures”. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

FORWARD-LOOKING STATEMENTS

This report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

·	our goals and strategies;
· ·	our ability to amend our agreements with Amira India’s existing lenders or refinance the existing debt; our operations and expansion plans;
·	our future business development, results of operations, financial condition and financial statements;
·	our ability to protect our intellectual property rights;
·	projected revenue, EBITDA, adjusted EBITDA, profits, adjusted profits, earnings, adjusted earnings and other estimated financial information;
·	our ability to maintain strong relationships with our customers and suppliers;
·	governmental policies regarding our industry; and
·	the impact of legal proceedings.

You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in our Annual Reports found on the SEC’s website located at www.sec.gov. Those risks are not exhaustive of all risks impacting our business and operations. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for us to predict all risks impacting our business and operations. Additionally, we cannot assess the impact of all risks on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

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Results of Operations and Financial Position

Following this page are our condensed interim consolidated financial position as of December 31, 2017 and our financial results for the three and nine months ended December 31, 2017 and 2016, respectively.

3

Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

	(Amounts in USD)
	As at December 31, 2017 (Unaudited)	As at March 31, 2017 (Audited)
ASSETS
Non-current
Property, plant and equipment	$17,912,712	$18,674,113
Goodwill	1,530,384	1,386,322
Other intangible assets	1,460,411	1,419,363
Other long-term financial assets	237,008	152,814
Total non-current assets	$21,140,515	$21,632,612

Current
Inventories (Note 8)	$343,515,154	$273,063,839
Trade receivables	188,469,238	209,673,239
Derivative financial assets	-	-
Other financial assets	3,635,611	5,467,164
Prepayments (Note 9)	68,898,362	47,272,153
Other current assets	701,913	664,553
Cash and cash equivalents	8,550,126	16,831,655
Total current assets	$613,770,404	$552,972,603
Total assets	$634,910,919	$574,605,215

EQUITY AND LIABILITIES
Equity
Share capital	$15,773	$11,952
Share premium	124,016,058	102,788,560
Other reserves	(5,442,647)	(7,741,969)
Retained earnings	188,355,387	167,424,244
Equity attributable to shareholders of the Company	$306,944,571	$262,482,787
Equity attributable to non-controlling interest	42,936,645	40,741,634
Total equity	$349,881,216	$303,224,421

Liabilities
Non-current liabilities
Defined benefit obligations	$371,829	$283,944
Debt	11,822	48,743
Deferred tax liabilities (Net)	6,804,567	4,491,272
Total non-current liabilities	$7,188,218	$4,823,959

Current liabilities
Trade payables	$19,327,355	$13,004,865
Debt (Note 10)	236,807,974	224,391,280
Current tax liabilities (Net)	14,232,460	15,799,116
Derivative financial liabilities	-	-
Other financial liabilities	6,166,378	12,259,830
Other current liabilities	1,307,318	1,101,744
Total current liabilities	$277,841,485	$266,556,835
Total liabilities	$285,029,703	$271,380,794
Total equity and liabilities	$634,910,919	$574,605,215

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

	(Amounts in USD)
	Nine months ended		Three months ended
	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)
Revenue	$389,796,984	$354,475,423	$160,867,348	$143,550,739
Other income	35,739	31,120	16,629	11,438
Cost of material	(395,387,782)	(300,352,608)	(170,126,425)	(117,373,807)
Change in inventory of finished goods	71,373,203	11,073,944	34,413,006	(1,700,193)
Employee benefit expenses	(6,334,485)	(6,888,652)	(3,031,366)	(2,326,979)
Depreciation and amortization	(1,231,226)	(1,371,345)	(400,388)	(435,074)
Freight, forwarding and handling expenses	(1,324,718)	(2,672,176)	(417,126)	(1,275,336)
Other expenses	(8,219,281)	(11,444,779)	(1,986,776)	(3,049,355)
	$48,708,434	$42,850,927	$19,334,902	$17,401,433
Finance costs	(25,866,616)	(21,552,764)	(8,871,801)	(7,555,328)
Finance income	29,512	218,382	817	70,775
Other gains and (losses)	744,517	(681,587)	70,840	449,367
Profit before tax for the period	$23,615,847	$20,834,958	$10,534,758	$10,366,247
Income tax expense	(840,788)	(524,226)	717,523	(89,902)

Profit after tax for the period	$22,775,059	$20,310,732	$11,252,281	$10,276,345
Profit after tax attributable to:
Shareholders of the Company	$18,361,562	$16,049,002	$9,110,660	$8,261,337
Non-controlling interest	$4,413,497	$4,261,730	$2,141,621	$2,015,008

Earnings per share
Basic earnings per share (Note 7)	$0.55	$0.54	$0.26	$0.28
Diluted earnings per share (Note 7)	$0.55	$0.54	$0.26	$0.28

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Nine months ended		Three months ended
	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)
Profit after tax for the period	$22,775,059	$20,310,732	$11,252,281	$10,276,345
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	54,294	18,683	17,024	(13,308)
Reclassification to profit or loss	-	-	-	-
Income tax	(18,790)	(6,466)	(5,892)	4,606
	$35,504	$12,217	$11,132	$(8,702)
Cash flow hedging reserve:
Current period gain/(loss)	-	-	-	-
Reclassification to profit or loss	-	-	-	-
Income tax	-	-	-	-
	$-	$-	$-	$-

Currency translation reserve	2,148,438	(3,104,495)	3,772,009	(2,437,735)

Other comprehensive income/(loss) for the period, net of tax	$2,183,942	$(3,092,278)	$3,783,141	$(2,446,437)
Total comprehensive income for the period	$24,959,001	$17,218,454	$15,035,422	$7,829,908

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	$20,369,554	$13,544,396	$12,320,659	$6,277,668
Non-controlling interest	$4,589,447	$3,674,058	$2,714,763	$1,552,240

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity

	(Amounts in USD)
			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to shareholders of the Company	Equity attributable to non - controlling interest	Total equity
Balance as at April 1, 2016 (Audited)	$9,301	$85,114,755	$5,887,470	$(9,728)	$(26,489,384)	$-	$9,398,927	$142,297,177	$216,208,518	$33,513,248	$249,721,766
Issue of shares (Note 5)	1,683	11,942,286	(11,943,969)	-	-	-	-	-	-	-	-
Share based compensation (Note 6)	-	-	11,967,080	-	-	-	-	-	$11,967,080	-	$11,967,080
Profit after tax for the period	-	-	-	-	-	-	-	16,049,002	$16,049,002	4,261,730	$20,310,732
Other comprehensive income /(loss) for the period	-	-	-	9,817	(2,514,422)	-	-	-	$(2,504,605)	(587,673)	$(3,092,278)
Total comprehensive income/(loss) for the period	$-	$-	$-	$9,817	$(2,514,422)	$-	$-	$16,049,002	$13,544,396	$3,674,058	$17,218,454
Balance as at December 31, 2016 (Unaudited)	$10,984	$97,057,041	$5,910,581	$89	$(29,003,806)	$-	$9,398,927	$158,346,179	$241,719,995	$37,187,305	$278,907,300

Balance as at April 1, 2017 (Audited)	$11,952	102,788,560	5,973,642	14,129	(23,128,667)	-	9,398,927	167,424,244	262,482,787	40,741,634	303,224,421
Issue of shares (Note 5)	3,821	21,227,498	(21,231,319)	-	-	-	-	-	-	-	-
Share based compensation (Note 6)	-	-	21,697,794	-	-	-	-	-	21,697,794	-	21,697,794
Reclassification of Non-controlling interest (refer MD&A- “Corporate Structure”)	-	-	-	-	-	-	-	2,569,581	2,569,581	(2,569,581)	-
Profit after tax for the period	-	-	-	-	-	-	-	18,361,562	18,361,562	4,413,497	22,775,059
Other comprehensive income /(loss) for the period	-	-	-	29,302	1,803,545	-	-	-	1,832,847	351,095	2,183,942
Total comprehensive income/(loss) for the period	$-	-	-	29,302	1,803,545	-	-	20,931,143	22,763,990	2,195,011	24,959,001
Balance as at December 31, 2017 (Unaudited)	$15,773	124,016,058	6,440,117	43,431	(21,325,122)	-	9,398,927	188,355,387	306,944,571	42,936,645	349,881,216

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

	(Amounts in USD)
	Nine months ended
	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$23,615,847	$20,834,958
Adjustments for non-cash items	15,011,722	9,144,452
Adjustments for non-operating incomes and expenses	25,808,793	21,335,960
Changes in operating assets and liabilities	(64,760,936)	(58,766,320)
	$(324,574)	$(7,450,950)
Income taxes paid	(466,457)	(5,635,399)
Net cash (used in)/ generated from operating activities	$(791,031)	$(13,086,349)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(431,815)	$(212,954)
Purchase of intangible assets	-	-
Advance for property, plant and equipment	-	-
Proceeds from sale of property, plant and equipment	44,069	2,266
Proceeds from term deposits	3,376,911	(14,789,084)
Investments in term deposits	(1,628,851)	16,572,440
Purchase of short term investments	-	-
Interest income	86,024	269,353
Net cash used in investing activities	$1,446,338	$1,842,021

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayment of)/ proceeds from short term debt	$9,123,210	$10,432,201
Proceeds from long term debt	-	-
Repayment of long term debt	(38,555)	(443,424)
Interest paid	(20,119,562)	(20,563,001)
Net cash (used in)/ generated from financing activities	$(11,034,907)	$(10,574,224)

(D) Effect of change in exchange rate on cash and cash equivalents	2,098,071	7,702,058
Net increase/ (decrease) in cash and cash equivalents (A+B+C+D)	$(8,281,529)	$(14,116,495)
Cash and cash equivalents at the beginning of the period	16,831,655	17,412,501
Cash and cash equivalents at the end of the period	$8,550,126	$3,296,007

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Notes to condensed interim consolidated financial statements

1.	Background and nature of operations

Amira Nature Foods Ltd (‘‘ANFI” or ‘‘the Company’’) and its subsidiaries (hereinafter together referred to as ‘‘Amira’’ or the “Group’’) are engaged primarily in the business of processing and selling packaged specialty rice, primarily basmati rice and other food products. The Group Company sells its products to a diverse mix of retail customers and distributors in India and Internationally (including Asia Pacific, Europe, Middle East, North Africa and North America). The Group has currently one rice processing plant which is located in Gurgaon, India.

ANFI was incorporated on February 20, 2012 and is domiciled in the British Virgin Islands. The principal office of the Company is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates. ANFI completed its initial public offering (“IPO”) in October 2012 and is currently listed on the New York Stock Exchange (“NYSE”).

2.	Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2017.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the fiscal year ended March 31, 2017.

3.	Fair value hierarchy

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at reporting date using			Valuation techniques and key inputs
December 31, 2017 (Unaudited)	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$-	$-	$-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	$266,149	266,149	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.
Listed securities	146,196	146,196	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	-	-	-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

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	Fair value measurements at reporting date using
March 31, 2017 (Audited)	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$-	$-	$-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	243,751	243,751	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities markets in India.
Listed securities	108,036	108,036	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	-	-	-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

4.	Related party transactions

Mr. Karan A. Chanana is the principal shareholder of ANFI. As of December 31, 2017, Mr. Karan A. Chanana and his affiliates held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,465,183 share options granted and vested pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

The Group's related parties include transactions with key management personnel ("KMP") and enterprises over which KMP are able to exercise control/significant influence. ANFI’s directors (both executive and others) and Ms. Anita Daing (a former director of Amira Pure Foods Private Limited “APFPL”) are considered as KMP for related party transactions disclosures. Ms. Anita Daing was a director of Amira India until May 23, 2016.

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4.1	Transactions with KMP

	Nine months ended		Three months ended
Transactions during the period	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)
Short term employee benefits (Includes Salaries and bonus)	$1,866,530	$1,873,649	$927,428	$920,101
Share-based compensation:
- expense recognized on share options granted (Mr. Karan A. Chanana)	-	853,776	-	-
- expense recognized on share options granted (others)	25,567-	57,679	-	24,118
- expense recognized on share awards granted (Mr. Karan A. Chanana)	536,000	-	536,000	-
- expense recognized on share awards granted (others)	587,645	337,730	399,124	40,282
Rent expense	2,930	2,817	973	935
Debt received from Related Parties	5,954,354	557,073	3,335,691	-
Debt repaid to Related Parties	9,769,859	695,977	9,767,358	137,472
Interest expense on loan from Related Parties	1,584,509	1,106,259	400,828	460,589

Outstanding Balances	December 31, 2017 (Unaudited)	March 31, 2017 (Audited)
Salary and bonus payable - to Mr. Karan A. Chanana	$413,250	$647,000
Salary and bonus payable – to others	442,450	323,019
Advance receivables	71,961	11,641
Advance payable		651,785
Loan and interest payable	17,272,085	17,903,077
Rent payable to Mr. Karan A. Chanana	26,202	24,500

All of the above payables are short term and carry no collateral.

4.2	Guarantee given by KMP

Mr. Karan A. Chanana ANFI’s Chairman and Chief Executive Officer and Ms. Anita Daing a former director of APFPL have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of secured revolving credit facilities and term loan up to a limit of $239,605,032 and $237,981,538 as at December 31, 2017 and March 31, 2017, respectively. ANFI has indemnified its Officers and Directors, including Mr. Karan A. Chanana and Ms. Anita Daing as permitted by its amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with such directors and officers. Such indemnification will include indemnification for the personal guarantees provided by Mr. Karan A. Chanana and Ms. Anita Daing as described above. Ms. Anita Daing was a director of Amira India until May 23, 2016.

4.3	Share-based compensation to KMP

ANFI granted share options to Mr. Karan A. Chanana, its Chairman and Chief Executive Officer and Mr. Bruce C. Wacha, its former Chief Financial Officer and former Director pursuant to ANFI’s 2012 Omnibus Securities and Incentive Plan. Further, ANFI granted share awards to its Directors pursuant to the 2012 Omnibus Securities and Incentive Plan (Note 6).

4.4	Share exchange agreement with KMP (representing NCI)

19.6% in APFPL represents Non-controlling interest (“NCI”) held by Mr. Karan A. Chanana, and his affiliates. The NCI have entered into a share exchange agreement with ANFI (Note 5 and 7).

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4.5	Transactions with enterprises over which KMP are able to exercise control/significant influence

	Nine months ended		Three months ended
Transactions during the period	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)
Advance made	$-	$-	$-	$-

Outstanding balances	December 31, 2017 (Unaudited)	March 31, 2017 (Audited)
Trade payable	$48	$47
Advances receivable	-	-

5.	Equity

ANFI was incorporated in the British Virgins Islands on February 20, 2012 with unlimited authorized share capital and an issued share capital of $100 by issuing 100 shares for $1 per share. Thereafter, on May 24, 2012, a 1,000 for 1 share split was made increasing the number of shares to 100,000 with nominal value of $0.001 per share. The Company further made a 196.6 for 1 share split on October 15, 2012 thereby increasing the total number of shares to 19,660,000.

Shares issued and authorized are summarized as follows:

Shares issued and fully paid: as at December 31, 2017	No. of Shares
Balance as at April 1, 2012	19,660,000
Shares issued during the year ended March 31, 2013 (Public offering)	9,000,000
Shares issued under share-based compensation plan during the year ended March 31, 2013, 2014, 2015 and 2016 (net of shares 3,819 re-purchased and cancelled from a former Director of ANFI during year ended March 31, 2015)	299,498
Total Shares issued and fully paid as at March 31, 2016	28,959,498
Shares issued during the year ended March 31, 2017	2,233,264
Shares issued to Mr. Karan A. Chanana as consideration towards repayment of loan	416,667
Total shares issued and fully paid as at March 31, 2017	31,609,429
Shares issued during the nine months ended December 31, 2017	3,821,259
Total shares issued and fully paid as at December 31, 2017 (A)	35,430,688
Shares issuable pursuant to exchange agreement* (B)	7,005,434
Total (C) = (A) + (B)	42,436,122

*Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to an exchange agreement.

6.	Share-based payments

ANFI has adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan and also 2017 Omnibus Securities and Incentive Plan or 2017 Plan, (collectively “The Plan”). The Plan is a comprehensive incentive compensation plan under which the management can grant equity-based and other incentive awards to officers, employees, directors and consultants and advisers to ANFI and its subsidiaries.

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The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee Directors of, and non-employee consultants of, ANFI or any of its subsidiaries. However, incentive share options awards are solely for employees of ANFI. ANFI reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the 2012 Plan. ANFI reserved a total of 4,500,000 ordinary shares for issuance as or under awards to be made under the 2017 Plan.

Details of Share authorized for share based compensation as per 2012 &2017 Omnibus Securities and Incentive Plan	No. of Shares
Shares authorized for share-based compensation	8,462,826
Less: Share awards granted during the year ended March 31, 2013	(11,000)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2013	8,451,826
Less: Share awards granted during the year ended March 31, 2014	(3,997)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2014	8,447,829
Less: Share awards granted during the year ended March 31, 2015	(105,167)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2015	8,342,662
Less: Share awards granted during the year ended March 31, 2016	(179,334)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2016	8,163,328
Less: Share awards granted during the year ended March 31, 2017	(2,233,264)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2017	5,930,064
Less: Share awards granted during the nine months ended December 31, 2017	(2,231,698)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on December 31, 2017	3,698,366

In quarter ended Dec 31, 2017, Mr. Karan A. Chanana was issued 100,000 shares of ANFI as share awards. Accordingly, the Company awarded a corresponding share expense of $536,000 in the 3 month period ended Dec 31, 2017.

7.	Earnings per Share

Earnings per share have been calculated using ANFI’s outstanding shares which are reflected in the table below.

	Nine months ended				Three months ended
	December 31, 2017 (Unaudited)		December 31, 2016 (Unaudited)		December 31, 2017 (Unaudited)		December 31, 2016 (Unaudited)
Profit attributable to Shareholders of the Company (A)	$18,361,562		$16,049,002		$9,110,660		$8,261,337
Weighted average number of shares:
- For calculation of basic earnings per share (B)	33,172,920		29,489,694		34,705,840		30,029,048
- Dilutive impact of stock options as converted in equivalent number of shares (C)	-		-		-		-
For diluted earnings per share (D) = (B) + (C)	33,172,920	#	29,489,694	*	34,705,840	#	30,029,048	*
Basic earnings per share (A) ÷ (B)	$0.55		$0.54		$0.26		$0.28
Diluted earnings per share (A) ÷ (D)	$0.55		$0.54		$0.26		$0.28

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The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre- determined share swap ratio. The swap ratio is reflective of fair values of the shares and therefore, the option is not considered as dilutive.

# The effect of total share options of 1,465,183 granted to Mr. Karan A. Chanana through the three and nine months ended December 31, 2017 was anti-dilutive and has not been considered in the computation of the diluted earnings per share for the three and nine months ended December 31, 2017.

* The effect of total share options of 1,465,183 granted to Mr. Karan A. Chanana through the three and nine months ended December 31, 2016 was anti-dilutive and has not been considered in the computation of the diluted earnings per share for the three and nine months ended December 31, 2016.

8.	Inventories

The cost of inventories expensed during the nine months ended December 31, 2017 was $324,014,579 (December 31, 2016: $289,278,664)

During the nine months ended December 31, 2017, the Group recognized $9,026 (March 31, 2017: $23,776) for inventory write downs.

9.	Prepayments

Prepayments comprise the following:

	December 31, 2017 (Unaudited)	March 31, 2017 (Audited)
Prepaid expenses	$434,885	$612,832
Advances to suppliers	68,463,477	46,659,321
Total	$68,898,362	$47,272,153

10.	Current liabilities – Debt

	December 31, 2017 (Unaudited)	March 31, 2017 (Audited)
Working capital debt	$217,328,362	$205,272,318
Debt from Mr. Karan A. Chanana and other related party	17,272,085	17,903,077
Debt from other body corporates	790,899
	$235,391,346	$223,175,395
Add: Current portion of long term debt	1,416,628	1,215,885
Total	$236,807,974	$224,391,280

Working capital debt represents credit limits from banks with renewal period not exceeding one year. As of December 31, 2017, the Group's property, plant and equipment, trade receivables and inventories with a carrying value of $14,984,711 (March 31, 2017: $15,808,040), $34,661,237 (March 31, 2017: $48,002,350), and $329,105,269 (March 31, 2017: $270,399,288), respectively have been pledged as collateral to secure repayment of these debts. This working capital debt carries floating rates of interest.

Debt from Mr. Karan A. Chanana, ANFI’s Chairman and Chief Executive Officer consists of a loan payable on demand which carries a fixed rate of interest of 11% per annum, compounded daily.

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The annualized weighted average interest rates (including corresponding bank processing charges and fees) for each of the reporting periods for working capital debt and debt from related party are as follows:

	December 30, 2017 (Unaudited)	March 31, 2017 (Audited)
Working capital loans	14.87%	13.69%
Debt from Mr. Karan A. Chanana	11.6%	11.60%
Debt from other related party	9.29%	9.29%

11.	Events after the Reporting Period

Except as stated below, there have been no material events after reporting date which would require disclosure or adjustments to the condensed interim consolidated financial statements as of and for the three and nine months ended December 31, 2017.

11.1.       On June 14, 2012, the Company entered into an employment agreement with its Chairman and Chief Executive Officer Karan A. Chanana. The Agreement had an initial term of 5 years after which the Agreement renews each year. The agreement may be terminated by either party by providing written notice to the other party at least thirty days before the end of the term. The Company is presently in negotiations with Mr. Chanana concerning the terms of his employment.

11.2.       As previously reported in our Form 6-K filed with the Securities & Exchange Commission on November 29, 2017, on October 3, 2017, the Board of Directors of the Company approved the issuance of 373,606 of the Company’s restricted ordinary shares in exchange for $1,980,113 due to vendors of the Company. These securities were offered and sold without registration under Section 5 of the Securities Act of 1933 (“Securities Act”) pursuant to Regulation S under the Securities Act. Between January and April 2018, 52,616 of these shares have been issued. The vendors are non-U.S. persons. These securities may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended. These securities may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended.

11.3        On April 23, 2018, and April 30, 2018 we delivered 100,000 and 250,000 of our restricted ordinary shares to a Claim Purchaser of certain vendors of the Company in exchange for claims in the amount of $ $398,000 ($3.98 per share) and $932,500 ($3.73 per share), respectively. As amended, our agreement with the Claim Purchaser allows us at our election to deliver up to 3,000,000 of our restricted ordinary shares as payment for Claims purchased by the Claim Purchaser. These securities were offered and sold without registration under Section 5 of the Securities Act of 1933 (“Securities Act”) pursuant to Regulation S under the Securities Act. The Claim Purchaser and vendors are non-U.S. persons. These securities may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended.

11.4        The Company eliminated its compensation committee effective May 4, 2018. As a Foreign Private Issuer as defined by Securities Exchange Act Rule 3b-4(c), under the rules of the New York Stock Exchange we are not required to have a compensation committee and as such, we have elected to follow home country governance practices.

12.	Authorization of financial statements

These condensed interim consolidated financial statements for the three and nine months ended December 31, 2017 and 2016 were approved and authorized for issue by the Board of Directors on May 10, 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our condensed interim consolidated financial statements and the related notes included elsewhere in this Report. We urge you to carefully review and consider the various disclosures made by us in this Report and in our other SEC filings, including our Annual Report on Form 20-F for the year ended March 31, 2017. Some of the statements in the following discussion are forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a leading global provider of branded packaged specialty rice and other food products, with sales across five continents. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in certain regions of the Indian sub-continent and other specialty rice, under our flagship Amira brand, other owned brands, as well as under other third party brands. We have developed a complete line of Amira branded products to complement our packaged rice offerings, including, edible oil, snacks, ready-to-heat meals and a growing line of organic product offerings. We also sell other products such as wheat, barley, legumes and other produce. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a leadership position in the attractive Basmati rice sector.

We sell our products globally in both developed and emerging markets through a broad distribution network. Our Amira branded products are currently sold by global retailers such as Bharti’s Easyday, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrison’s, Publix, REWE, Safeway Albertsons, Spencer’s, Tesco, Walmart and Waitrose. In emerging markets, our products are sold by global retailers and regional supermarkets (“the modern trade”), as well as a network of small, privately-owned independent stores, which are also known as general trade or traditional retail. We maintain a strong distribution platform into the restaurant channel and have a longstanding network of third party branded partners who sell our products throughout the world.

We have successfully expanded the Amira brand across five continents and are investing resources to further establish our brand as a premium, high quality packaged Basmati products. We have tailored our strategy to local market requirements and continuously focus on strengthening our brand and developing new value-added products. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. Additionally, Inc. India, a leading Indian business magazine, has recognized Amira as one of India’s fastest growing mid-sized companies in every year since 2010. The Amira brand remains the foundation of our expansion strategy and it continues to gain traction with customers as a trusted standard of premium quality. In 2013, Bharti Wal-Mart named Amira its Indian Best Partner in the “Staples” category. The Amira brand has also been recognized as “The Admired Brand of India” for the year 2014-15 by VWP World Brands.

We are vertically integrated and participate across the entire rice supply chain beginning with the procurement of paddy to its storage, aging, processing into rice, packaging, distribution and marketing. We have multigenerational relationships with more than 200,000 local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy. Over the past several years, we have implemented an organic sourcing initiative and currently have direct and indirect relationships with approximately 7,000 farmers practicing organic farming in India. We operate a state-of-the-art, fully-automated and integrated processing and milling facility that is located on nearly 17 acres of land in Gurgaon, Haryana, India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We also own 48.2 acres of land in nearby Karnal, Haryana, India in the vicinity of key Basmati rice paddy producing regions in northern India. We have plans for a new processing plant in Karnal, which we expect to increase our production capacity to more than 60 metric tons per hour. Additionally, we have relationships with several independent rice millers throughout India which supplement our production capacity to fully meet our growing product needs. Meanwhile, our international operations also source product from outside of India from time to time. We believe our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

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The global rice market represented approximately $275 billion in value, according to statistics from Horizon Research in fiscal 2012, based on benchmark rice export prices for the international rice trade. The Indian rice industry was valued at approximately $50 billion in wholesale prices in fiscal 2013 according to the CRISIL Research Report on the Indian Rice Industry. CRISIL has also estimated the Indian Basmati rice market to be approximately $6.9 billion in fiscal 2014, of which approximately 70% is sold internationally and 30% is sold in India.

As of December 31, 2017 and 2016, we had 236 and 371 full time employees, respectively. As of December 31, 2017, we had 51 employees working in our finance, accounting and legal department, 69 working in sales, marketing and distribution, 48 working in HR, IT and administration, and 68 working in operations and processing facility. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

 Corporate Structure

During the nine months ended December 31, 2017, certain transactions being business combinations of entities under common control were consummated. The revised corporate structure is presented below.

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(1) Assumes the completion of the purchase by Mr. Karan A. Chanana of 1,500,000 equity shares of Amira India.

(2) Includes Share options granted and vested through December 31, 2017.

(3) International subsidiaries include:

• Amira I Grand Foods Inc. (USA)

• Amira Food Pte. Ltd.

• Amira C Foods International DMCC

• Amira Foods (Malaysia) SDN. BHD.

• Amira Ten Nigeria Limited

(4) Subsidiaries include

• Amira G Foods Limited

• Amira K.A. Foods International DMCC

• Amira Grand I Foods Inc.

• Basmati Rice North America LLC

(5) Subsidiaries include

• Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe)

We own 80.4% of Amira India and have consolidated its financial results in the financial statements included in this form. As a result, the remaining 19.6% of Amira India that is not owned by ANFI has been reflected in our consolidated financial statements as a non-controlling interest and accordingly, the profit after tax attributable to equity shareholders of ANFI has been reduced by a corresponding percentage. Refer exhibit 99.1, which sets forth our significant subsidiaries as of December 31, 2017.

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Results of Operations

Our results of operations for the three and nine months ended December 31, 2017 and 2016 respectively were as follows:

	(Amounts in USD)
	Nine months ended		Three months ended
	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)
Revenue	$389,796,984	$354,475,423	$160,867,348	$143,550,739
Other income	35,739	31,120	16,629	11,438
Cost of material	(395,387,782)	(300,352,608)	(170,126,425)	(117,373,807)
Change in inventory of finished goods	71,373,203	11,073,944	34,413,006	(1,700,193)
Employee benefit expenses	(6,334,485)	(6,888,652)	(3,031,366)	(2,326,979)
Depreciation and amortization	(1,231,226)	(1,371,345)	(400,388)	(435,074)
Freight, forwarding and handling expenses	(1,324,718)	(2,672,176)	(417,126)	(1,275,336)
Other expenses	(8,219,281)	(11,444,779)	(1,986,776)	(3,049,355)
	$48,708,434	$42,850,927	$19,334,902	$17,401,433
Finance costs	(25,866,616)	(21,552,764)	(8,871,801)	(7,555,328)
Finance income	29,512	218,382	817	70,775
Other gains and (losses)	744,517	(681,587)	70,840	449,367
Profit before tax for the period	$23,615,847	$20,834,958	$10,534,758	$10,366,247
Income tax expense	(840,788)	(524,226)	717,523	(89,902)

Profit after tax for the period	$22,775,059	$20,310,732	$11,252,281	$10,276,345
Profit after tax attributable to:
Shareholders of the Company	$18,361,562	$16,049,002	$9,110,660	$8,261,337
Non-controlling interest	$4,413,497	$4,261,730	$2,141,621	$2,015,008

Earnings per share
Basic earnings per share	$0.55	$0.54	$0.26	$0.28
Diluted earnings per share	$0.55	$0.54	$0.26	$0.28

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(1)	As per IAS 33 “Earnings per share”, the Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. For nine months ended December 31, 2017, the effect of total share options of 1,465,183 granted to Mr. Karan A. Chanana through December 31, 2017 was anti-dilutive and, therefore has not been considered in the computation of the diluted earnings per share. For nine months ended December 31, 2016, the dilutive impact of total share options of 1,465,183 granted to Mr. Karan A. Chanana through December 31, 2016, was anti-dilutive and hence these were not considered in the computation of basic and diluted earnings per share in the table above.

Comparison of the nine months ended December 31, 2017 and 2016

Our results of operations for the nine months ended December 31, 2017 and 2016, respectively, were as follows:

Revenue

Revenue increased by $35.3 million, or 10.0%, to $389.8 million for the nine months ended December 31, 2017 as compared to $354.5 million for the nine months ended December 31, 2016. The increase in revenue is due to an increase in institutional sales and prices of Basmati rice and Specialty rice both in India and Internationally.

During the nine months ended December 31, 2017, our revenue from international sales increased by $20.3 million or 9.2% to $240.7 million from $220.4 million for the prior year’s nine month period, driven primarily by an increase in institutional sales and prices of Basmati rice and specialty rice. Separately, our revenue from Indian sales increased by $15.0 million or 11.2% to $149.1 million from $134.0 million for the prior year’s nine month period. The increase in revenues from our Indian business was largely driven by increased industry-wide selling prices and the positive impact of the appreciation of the Indian rupee against the U.S. dollar during the nine months ended December 31, 2017. Revenue from our sales in India, when measured in rupees, increased by approximately 6.9% during the nine months ended December 31, 2017, compared to the nine months ended December 31, 2016. During the nine months ended December 31, 2017, our revenue from international sales contributed 61.8% of total revenue compared to 62.2% for the nine months ended December 31, 2016, while revenue from Indian sales contributed 38.2% of total revenue compared to 37.8% for the nine months ended December 31, 2016.

During the nine months ended December 31, 2017, sales of our Amira branded and third party branded products increased by $23.0 million or 7.2% to $341.6 million from $318.6 million for the nine months ended December 31, 2016. This was primarily due to an increase in prices of Basmati rice and specialty rice. Meanwhile, during the nine months ended December 31, 2017, our revenue from sales to institutional customers increased by $12.3 million or 34.4%, to $48.2 million, from $35.9 million for the nine months ended December 31, 2016. During the nine months ended December 31, 2017, our Amira branded and third party branded sales contributed 87.6% of our total revenue and sales to our institutional customers contributed 12.4% of our total revenue for the period. During the nine months ended December 31, 2016, our Amira branded and third party branded sales contributed 89.9% of our total revenue and sales to our institutional customers contributed 10.1% of our total revenue for the period.

Cost of material, including change in inventory of finished goods

Cost of material including change in inventory of finished goods increased by $34.7 million, or 12.0%, to $324.0 million for the nine months ended December 31, 2017, from $289.3 million for the nine months ended December 31, 2016, primarily reflecting high input costs of primarily paddy and later stage rice. As a percentage of revenue, cost of material including change in inventory of finished goods increased by 1.5% to 83.1% for the nine months ended December 31, 2017 as compared to 81.6% for the nine months ended December 31, 2016.

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Employee benefit expenses

Employee benefit expenses decreased by $0.6 million, or 8.0%, to $6.3 million for the nine months ended December 31, 2017 from $6.9 million for the nine months ended December 31, 2016. As a percentage of revenue, employee benefit expenses were 1.6% and 1.9% in each of the nine months ended December 31, 2017 and 2016, respectively.

Depreciation and amortization

Depreciation and amortization expense decreased by $0.2 million, or 10.2%, to $1.2 million for the nine months ended December 31, 2017, as compared to $1.4 million for the nine months ended December 31, 2016. As a percentage of revenue, depreciation and amortization costs were 0.3% and 0.4% for the nine months ended December 31, 2017 and 2016, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses decreased by $1.3 million, or 50.4% to $1.3 million for the nine months ended December 31, 2017, from $2.7 million for the nine months ended December 31, 2016, primarily reflecting the greater percentage of sales which were conducted on FOB basis and lower fuel costs. As a percentage of revenue, freight, forwarding and handling expenses were 0.3% and 0.8% for the nine months ended December 31, 2017 and 2016, respectively.

Other expenses

Other expenses decreased by $3.2 million, or 28.2% to $8.2 million for the nine months ended December 31, 2017 from $11.4 million for the nine months ended December 31, 2016. As a percentage of revenue, other expenses were 2.1% for the nine months ended December 31, 2017, as compared to 3.2% for the nine months ended December 31, 2016. The decrease was primarily due to a decrease in legal and professional expenses, as we reached successful conclusion of multiple legal actions, as well as lower communication expenses and lower commission, claims and compensation.

Finance costs

Finance costs increased by $4.3 million, or 20.0%, to $25.9 for the nine months ended December 31, 2017, from $21.6 million for the nine months ended December 31, 2016. The increase in finance costs was the result of an increase in our debt and higher floating interest rates, which was $236.8 million at the end of December 31, 2017, compared to $215.1 million at the end of December 31, 2016.

Finance income

Finance income has decreased by $0.2 million to $0.03 million for the nine months ended December 31, 2017, from $0.22 million for the nine months ended December 31, 2016.

Other gains and (losses)

Other gains and (losses) increased by $1.4 million, to a gain of $0.8 million for the nine months ended December 31, 2017, from the loss of $0.7 million for the nine months ended December 31, 2016. This is primarily due to an increase in exchange fluctuation gain as compared to last year same period.

Profit before tax

Profit before tax increased by $2.8 million, or 13.3% to $23.6 million for the nine months ended December 31, 2017, from $20.8 million for the nine months ended December 31, 2016. This increase was primarily due to an increase in revenue and decrease in other expenses. Profit before tax as a percentage of revenue was 6.1% and 5.9% for the nine months ended December 31, 2017 and nine months ended December 31, 2016, respectively.

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Income tax expense

Corporate tax expense was $0.8 million and our effective tax rate was 3.6% in the nine months ended December 31, 2017 as compared to corporate tax expense of $0.5 million and an effective tax rate of 2.5% in the nine months ended December 31, 2016.

Profit after tax

Profit after tax increased by $2.5 million, or 12.1%, to $22.8 million for the nine months ended December 31, 2017, from $20.3 million for the nine months ended December 31, 2016. Profit after tax as a percentage of revenue was 5.8% and 5.7% for the nine months ended December 31, 2017 and nine months ended December 31, 2016, respectively.

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Liquidity and Capital Resources

As of December 31, 2017, we had total debt of $236.8 million, comprising term loan facilities ($1.4 million), vehicle loans ($38,000), related party debt ($17.2 million) and revolving and other working capital facilities in an aggregate of $218.1 million.

As of December 31, 2017, we had debt and liabilities in the following amounts:

secured revolving credit facilities, aggregating $184.6 million;

other facilities, aggregating $33.6 million;

related party debt, aggregating $17.2 million;

term loan facilities (including current portion of long term debt amounting to $1.3 million), aggregating $1.4 million;

vehicle loans (including current portion of vehicle loan amounting to $0.03 million), aggregating $0.04 million; and

trade payables, aggregating $19.3 million.

Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

As of December 31, 2017, the Group had no financing facilities with availability for additional drawdown.

Debt incurred under Amira India’s Secured Revolving Credit Facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Indian rupees.

As of December 31, 2017, the Group had no financing facilities with availability for additional drawdown.

The annualized weighted average interest rates (including corresponding bank processing charges and fees for bank-related facilities) for each of the reporting periods were as follows:

	Interest	Nine months ended December 31, 2017 (Unaudited)	Year ended March 31, 2017 (Audited)
Working capital debt:
Amira India’s Secured Revolving Credit Facilities	Floating Rates of Interest	15.0%	14.5%
Other facilities	Floating Rates of Interest	13.1%	9.97%
Others:
Debt from Mr. Karan A. Chanana	Fixed Rate of Interest	11.6%	11.6%
Debt from other related parties	Fixed Rate of Interest	9.3%	9.4%
Term loans	Floating Rate of Interest	18.2%	13.0%
Vehicle loan	Fixed Rate of Interest	1.3%	7.0%

Our secured revolving credit facilities have been provided to us by a consortium of 11* banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda, Vijaya Bank, Punjab National Bank and IDBI Bank), while the term loan facilities have been provided by ICICI Bank and Bank of Baroda.

*State Bank of India and State Bank of Hyderabad (two of the banks part of the consortium) merged during the year.

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Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Ms. Anita Daing (a former Director of Amira India). Mr. Chanana and Ms. Daing have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 11 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Chanana and Ms. Daing have guaranteed the repayment of the secured revolving credit facilities, up to a sum of $238.3  million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Chanana and/or Ms. Daing, who are obligated under the terms of the personal guarantees to make such payment. Ms. Anita Daing was a director of Amira India until May 23, 2016.

Additionally, personal guarantees containing similar terms have been issued by Mr. Chanana and Ms. Daing in favor of ICICI Bank for amounts not exceeding $1.3 million, respectively, guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI has indemnified its Directors and Officers, including Mr. Karan A. Chanana, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with Directors and Officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees described above.

Under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of December 31, 2017), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

•	incur additional indebtedness,

•	effect a change in Amira India’s capital structure,

•	formulate any merger or other similar reorganization such as a scheme of amalgamation,

•	implement a scheme of expansion, diversification, modernization,

•	make investments by way of shares/debentures or lend or advance funds to or place deposits with any other company, except in the normal course of business,

•	create any charge, lien or encumbrance over its assets or any part thereof in favor of any financial institution, bank, company or persons, and

•	make certain changes in management or ownership.

In the nine months ended December 31, 2017 and 2016, we spent $0.4 million and $0.2 million, respectively, on capital expenditures.

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Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of the nine months ended December 31, 2017, our primary sources of liquidity, aside from Amira India’s Secured Revolving Credit Facilities, were $8.6 million of cash and cash equivalents and $2.3 million of short-term investments, which were available on demand, and as of the year ended March 31, 2017, our primary sources of liquidity, aside from Amira India’s Secured Revolving Credit Facilities, were $16.8 million of cash and cash equivalents and $4.2 million of short-term investments, which were available on demand.

Our trade receivables primarily comprise of receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $188.5 million and $209.7 million as of the nine months ended December 31, 2017 and the year ended March 31, 2017, respectively.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short-term investments and input tax credit receivables. Our prepayments were $68.9 million and $47.3 million as of the nine months ended December 31, 2017 and as of the year ended March 31, 2017, respectively.

We believe that our current cash and cash equivalents, cash flow from operations, debt incurred under our secured revolving credit facilities and other short and long-term loans will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for at least the next 12 months. Further, our operating cash cycle as assessed by the working capital providers is more than 18 months and additionally we have paid down the current liabilities. As a result, we have mismatch in our working capital facility and the assessed business cash to cash cycle and actual needs. We may, also, require additional cash resources to fund the development of our new processing facility or to respond to changing business conditions or other future developments, including any new investments or acquisitions we may decide to pursue.

Since we are currently a holding company, we do not generate cash from operations in order to fund our expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends may make it impracticable for us to use such dividends as a means of funding our expenses. However, in the event that we require additional cash resources, we may conduct certain international operations or transactions through ANFI using transfer pricing principles that involve Amira India or its trading affiliates, or seek third-party sources of debt or equity financing.

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Cash Flow

Cash flow for the nine months ended December 31, 2017 and December 31, 2016

The following table sets forth the summary of our cash flows for the periods indicated:

	Nine months ended Dec. 31,
	2017 (Unaudited)	2016 (Unaudited)
	(Amount in $ millions)
Net cash generated from/(used in) operating activities	(0.7)	(13.1)
Net cash generated from/(used in) investing activities	1.4	1.8
Net cash used in financing activities	(11.0)	(10.6)
Effect of change in exchange rate on cash and cash equivalents	2.1	7.7
Net increase/(decrease) in cash and cash equivalents	(8.3)	(14.1)
Cash and cash equivalents at the beginning of the period	16.8	17.4
Cash and cash equivalents at the end of the period	8.6	3.3

Net cash generated from/(used in) operating activities

In the nine months ended December 31, 2017, net cash used in operating activities was $0.7 million in comparison to cash used of $13.1 million in the nine months ended December 31, 2016, due to an increase in trade payables and increase in trade receivables and inventory.

Generally, factors that affect our earnings include, among others, sales price and volume, costs and productivity, which similarly also affect our cash flows from or (used in) operations. While management of working capital, including timing of collections and payments, affects operating results only indirectly, its impact on working capital and cash flows provided by operating activities can be significant.

Net cash generated from/(used in) investing activities

In nine months ended December 31, 2017, net cash generated from investing activities was $1.4 million in comparison to cash generated of $1.8 million in the nine months ended December 31, 2016.

Net cash used in financing activities

In the nine months ended December 31, 2017, we incurred $9.1 million of additional short term debt and repaid $0.04 million of long term debt along with interest of $20.1 million on total debt which resulted in net outflow of $11.0 million.

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Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of December 31, 2017, we had no off-balance sheet arrangements, other than items disclosed under Note 4.2 “Guarantees given by KMP” to the unaudited condensed interim consolidated financial statements.

Critical Accounting Policies and Estimates

For information regarding Critical Accounting Policies and Estimates, see Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - “Critical Accounting Policies and Estimates” contained in the Company’s annual report on Form 20-F for the year ended March 31, 2017. There have been no material changes since March 31, 2017 to the critical accounting policies and estimates.

New standards/amendments relevant for the Group adopted from April 1, 2017 and new standards/amendments issued but not yet effective relevant for the Group

There is no material impact due to adoption of new standards/amendments relevant for the Group from April 1, 2017.

The accounting pronouncements which were not effective as of December 31, 2017 and have not been applied in preparing these condensed interim consolidated financial statements.

IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

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IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 9 on our consolidated results of operations, cash flows, financial position and disclosures.

IFRS 15 Revenue from Contracts with Customers:

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

In April 2016, the IASB has amended IFRS 15. The amendments provide clarifications to apply the principles of IFRS 15 and some additional transitional relief to companies.

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 15, the impact on consolidated financial statements is not expected to be material.

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related Interpretations.

The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. We are in the process of assessing the impact of IFRS 16 on our consolidated results of operations, cash flows, financial position and disclosures.

IAS 7 Statement of cash flows:

In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements is not expected to be material

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IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

IFRIC 23, Uncertainty over Income Tax Treatments - (Continued)

The standard permits two possible methods of transition:

Full retrospective approach - Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

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The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define:

(1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization;

(2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for the nine months ended December 31, 2017 and 2016, respectively, other one-time legal & professional charges for the nine months ended December 31, 2017 and 2016;

(3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for the nine months ended December 31, 2017 and 2016, respectively, other one-time legal & professional charges for the nine months ended December 31, 2017 and 2016;

(4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; during the applicable period;

(5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and

(6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, one time legal and professional charges for defending class action suits, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

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•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	it does not reflect income taxes or the cash requirements for any tax payments;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements; and
•	other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as supplemental information.

 We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

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(1) Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Nine months ended Dec 31,		Three months ended Dec 31,
	2017	2016	2017	2016
Profit after tax	$22,775,058	$20,310,732	$11,252,280	$10,276,345
Add: Income tax expense	$840,788	$524,226	$(717,523)	$89,902
Add: Finance costs (net of finance income)	$25,837,104	$21,334,382	$8,870,984	$7,484,552
Add: Depreciation and amortization	$1,231,226	$1,371,345	$400,388	$435,074
EBITDA	$5,06,84,176	$43,540,685	$19,806,129	$18,285,873
Add: Non-cash expenses for share-based compensation	$1,165,124	$1,249,184	$935,124	$64,400
Add: One-time expenses related to the proposed Notes offering in 2015	—	—	—	—
Add: One-time legal & professional fees	$1,695,323	$1,471,780	$1,507,124	$465,067
Adjusted EBITDA	$53,544,623	$46,261,649	$22,248,377	$18,815,340

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(2) Reconciliation of profit after tax to adjusted profit after tax:

	Nine months ended Dec 31,		Three months ended Dec 31,
	2017	2016	2017	2016
(USD in millions)

Profit after tax	$22,775,058	$20,310,732	$11,252,280	$10,276,345
Add: Non-cash expenses for share-based compensation	$1,165,124	$1,249,184	$935,124	$64,400
Add: One-time expenses related to the proposed Notes offering in 2015	-	-	-	-
Add: One-time legal & professional fees	$1,695,323	$1,471,780	$1,507,124	$465,067
Adjusted profit after tax	$25,635,505	$23,031,696	$13,694,527	$10,805,812

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(3) Reconciliation of earnings per share and adjusted earnings per share:

		Nine months ended		Three months ended
		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Profit after tax (PAT)		$22,775,058	$20,310,732	$11,252,280	$10,276,345
Profit attributable to Shareholders of the Company	(A)	$18,361,562	$16,049,001	$9,110,660	$8,261,338
Weighted average number of shares (for basic earnings per share)	(B)	33,172,920	29,489,694	34,705,840	30,029,048
Dilutive impact of stock options as converted in equivalent number of shares	(C)	-	-	-	-
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + C)	33,172,920	29,489,694	34,705,840	30,029,048
Shares issuable under exchange agreement	(E)	7,005,434	7,005,434	7,005,434	7,005,434
Basic earnings per share as per IFRS	(A) ÷ (B)	$0.55	$0.54	$0.26	$0.28
Diluted earnings per share as per IFRS	(A) ÷ (D)	$0.55	$0.54	$0.26	$0.28

Profit after tax (PAT)	(F)	$22,775,058	$20,310,732	$11,252,280	$10,276,345
Add: Non-cash expenses for share-based compensation	(G)	$1,165,124	$1,249,184	$935,124	$64,400
Add: One-time legal & professional charges for defending Class action suits		$1,695,323	$1,471,780	$1,507,124	$465,067
Adjusted profit after tax	(H) = (F) +(G)	$25,635,505	$2,30,31,696	$13,694,527	$10,805,812

Weighted average number of shares (including dilutive impact of share options granted) and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India	(I) = (D) + (E)	40,178,354	3,64,95,128	41,711,274	37,034,482
Adjusted earnings per share	(H) ÷ (I)	$0.64	$0.63	$0.33	$0.29

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(4) Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	As at Dec 31	As at March, 31
	2017	2017
(USD in millions)
Current assets:
Inventories	$343,515,154	$273,063,839
Trade receivables	$188,469,238	$209,673,239
Derivative financial assets	-	-
Other financial assets	$3,635,611	$5,467,164
Prepayments	$68,898,362	$47,272,153
Other current assets	$701,913	$664,553
Cash and cash equivalents	$8,550,126	$16,831,655
Total current assets	$613,770,404	$552,972,603
Current liabilities:
Trade payables	$19,327,355	$13,004,865
Debt	$236,807,974	$224,391,280
Current tax liabilities (net)	$14,232,460	$15,799,116
Derivative financial liabilities	-	-
Other financial liabilities	$6,166,378	$12,259,830
Other current liabilities	$1,307,317	$1,101,742
Total current liabilities	$277,841,484	$266,556,833
Working Capital as per IFRS (Total current assets minus Total current liabilities)	$335,928,920	$286,415,770
Less: Cash and cash equivalents	$8,550,126	$16,831,655
Add: Current debt(a)	$236,807,974	$224,391,280
Adjusted net working capital	$564,186,768	$493,975,395

(a)	Substantially all of the working capital loans of Amira India have renewal periods not exceeding one year; accordingly, we classify this debt as current as per IAS-1.

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(5) Reconciliation of total current and non-current debt to net debt:

	As at Dec 31,	As at March 31,
	2017	2017
(USD in millions)
Current debt	$236,807,974	$224,391,280
Non-current debt	$11,822	$48,743
Total current and non-current debt as per IFRS	$236,819,796	$22,440,023
Less: Cash and cash equivalents	$8,550,126	$16,831,655
Net debt	$228,269,670	$207,608,368

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Quantitative and Qualitative Disclosure about Market Risks

We are exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. Our risk management is coordinated by our Board of Directors and focuses on securing long term and short term cash flows. We do not engage in trading of financial assets for speculative purposes.

Market risk Analysis

Market risk is the risk that changes in market prices will have an effect on our income or value of the financial assets and liabilities. We are exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which we are exposed are described below.

Currency risk (foreign exchange risk)

We operate internationally and a significant portion of the business is transacted in the U.S. dollar and consequently we are exposed to foreign exchange risk through its sales. The exchange rate risk primarily arises from foreign exchange receivables. A significant portion of revenue is in U.S. dollars while a significant portion of our costs is in Indian Rupee (INR).

The exchange rate between the INR and the U.S. dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the INR against the U.S. dollar can adversely affect our results of operations. We also have exposure to foreign currency exchange risk from other currencies, namely the Euro; however, management considers the impact of any fluctuation in these currencies to be insignificant. Further, Amira C Foods International DMCC, having a functional currency of United Arab Emirates Dirham (AED), has significant foreign currency transactions denominated in U.S. dollars. There is no risk of change in the same, as the exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.6735.

We evaluate exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency. The analysis assumes that all other variables remain constant.

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The table below presents non-derivative financial instruments, which are exposed to currency risk as of December 31, 2017 and March 31, 2017:

December 31, 2017 (Unaudited)	U.S. Dollars	Other Currencies
	(Amount in $)
Trade receivables	524,388	-
Intercompany receivables	15,339,541	7,517,769
Trade payables	(150,375)	(153,504)
Intercompany payables	(23,543,293)	(1,052,752)
Debt	-	-
Intercompany debt receivable	5,000,000	1,316,994
Intercompany debt Payable	(2,436,411)	-
Cash and cash equivalents	1,350,239	3,303
Total	(3,915,910)	7,631,811

March 31, 2017 (Audited)	U.S. Dollars	Other Currencies
	(Amount in $)
Trade receivables	524,388	2,821
Intercompany receivables	16,993,042	6,229,158
Trade payables	(147,996)	(151,076)
Intercompany payables	(8,973,929)	(833,354)
Debt	-	-
Intercompany debt receivable	5,000,000	1,024,417
Intercompany debt payable	(2,249,986)	-
Cash and cash equivalents	1,462,024	3,303
Total	12,607,543	6,275,270

As of December 31, 2017 and March 31, 2017 every 1% increase or decrease of the respective foreign currencies compared to our functional currency would impact our profit before tax by approximately $37,159 and $188,828 respectively.

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There are no long term exposures in foreign currency denominated financial asset and liabilities as of the reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in APFPL whose functional currency is the INR. U.S. Dollar forward exchange contracts covering forecasted revenue have been designated as hedging instruments in cash flow hedges in accordance with IAS 39.

Interest Rate Sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of December 31, 2017 and March 31, 2017, we had $236.8 million and $224.4 million of total indebtedness, respectively, of which more than 99% had floating rates of interest. The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $1.8 million, in the nine months ended December 31, 2017.

Price Risk Sensitivity

We are exposed to price risk in respect of APFPL’s investments in listed equity securities and investment in mutual funds in India. These investments are held short term and are designated as available for sale financial assets and therefore do not impact the profit or loss in the consolidated statements of profit or loss unless impaired. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

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Credit Risk Analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to us. Our credit risk primarily arises from trade receivables. Accordingly, credit risk from trade receivables has been separately evaluated from all other financial assets in the following paragraphs.

Trade Receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	December 31, 2017 (Unaudited)
	Gross	Impairment
	(Amount in $)
Not past due	$158,349,012
Past due less than three months	28,101,142
Past due more than three months but not more than six months	316,524
Past due more than six months but not more than one year	1,394,848
More than one year	4,648,221	(4,340,511)
Total	$192,809,748	(4,340,511)

	March 31, 2017 (Audited)
	Gross	Impairment
	(Amount in $)
Not past due	$164,373,125	-
Past due less than three months	43,134,363	-
Past due more than three months but not more than six months	310,671	-
Past due more than six months but not more than one year	1,545,177	-
More than one year	3,949,844	(3,639,941)
Total	$213,313,180	(3,639,941)

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Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables. The Group considers that all the above financial assets that are not impaired and past due for each reporting dates under review are of good credit quality.

Receivables from our top five customers are as follows:

	December 31, 2017 (Unaudited)	March 31, 2017 (Audited)
Receivables from top five customers as of reporting date	$4,869,089	$32,648,938
Percentage to total receivables	2.6%	15.6%

Receivables from our top two customers are as follows:

	December 31, 2017 (Unaudited)	March 31, 2017 (Audited)
Receivables from top two customers as of reporting date	$0.0	$1,749
Percentage to total receivables	0.0%	0.0%

Management considers the credit quality of these trade receivables to be good. No collateral is held for trade receivables.

Other Financial Assets

The maximum exposure to credit risk in other financial assets is summarized as follows:

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Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. We consider the credit quality of term deposits with such banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India to be good, and we review these banking relationships on an ongoing basis.

Security deposits are primarily comprised of deposits made with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

We do not hold any security in respect of the above financial assets. There are no impairment provisions as at each reporting date against these financial assets. We consider all the above financial assets as at the reporting dates to be of good credit quality.

Liquidity Risk Analysis

Our liquidity needs are monitored on the basis of monthly and yearly projections. We manage our liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements consists primarily of trade payables, expense payable, employee dues, debt and security deposits received during the normal course of business as of each reporting date. We maintain a sufficient balance in cash and cash equivalents to meet our short term liquidity requirements. We assess long term liquidity requirements on a periodical basis and managed them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and liabilities for defined benefit obligations.

As of December 31, 2017, the Group had no financing facilities with availability for additional drawdown.

Our liabilities as of December 31, 2017 having contractual maturities are summarized as follows:

	Current		Non-current
December 31, 2017 (Unaudited)	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt*	$1,556,989	$22,642	$12,115	-
Short term debt	235,391,346	-	-	-
Trade payables	19,327,355	-	-	-
Other financial liabilities	6,166,378	-	-	-
Lease obligation	308,659	-	-	-
Total	$262,750,727	$22,642	$12,115	-

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	Current		Non-current
March 31, 2017 (Audited)	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt*	$1,271,624	$67,907	$55,989	-
Short term debt	223,175,395	-	-	-
Trade payables	13,004,865	-	-	-
Other financial liabilities	12,259,830	-	-	-
Lease obligation	321,447	-	-	-
Total	$250,033,161	$67,907	$55,989	-

*Includes future interest costs on account of long term debt as at reporting period to be payable over the period of term loan.

The above contractual maturities reflect the gross cash outflows, not discounted at the current value as of December 31, 2017. As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

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LEGAL PROCEEDINGS

We are subject to litigation in the normal course of our business. Except as set forth below, we are not currently, and have not been in the recent past subject to any legal, arbitration or government proceedings (including proceedings pending or known to be contemplated) that we believe could have a significant effect on our financial position or profitability.

On February 10, 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California. The complaints, which were subsequently consolidated, named the Company and certain of our current and former officers and directors as defendants. The consolidated lawsuit purports to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company’s Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount.

We filed a Motion to Dismiss the Plaintiff’s amended complaint on October 2, 2015, and on July 18, 2016 the Court granted our Motion to Dismiss the complaint in its entirety. The second amended class action complaint was also dismissed on August 12, 2016. The Plaintiffs did not file a third amended complaint in the time permitted by the judge. On August 26, 2016, the Plaintiffs filed a motion for relief from the Court’s order on the motion to dismiss. The Plaintiff’s motion was denied on December 18, 2017.

In December 2015, the Company filed a formal complaint in the United States District Court in the Southern District of New York against this short-selling firm, related entities and individuals as a result of their dissemination of material false, misleading and defamatory information about the Company. We sought damages and injunctive relief for defamation and a permanent injunction. The short-selling firm filed a motion to dismiss our amended complaint on May 25, 2016. On October 7, 2016, the Defendant’s Motion to Dismiss our defamation claims was denied. On April 6, 2017, we entered into a settlement agreement with the defendants and dismissed the action. The financial terms of the settlement have not been disclosed.

Unlike in the United States, in India, private citizens are permitted to initiate criminal complaints against companies and individuals. For instance, Amira India and its executives have been named in certain civil and criminal complaints filed by its suppliers and vendors from time to time. We do not believe that these proceedings would have a material adverse effect on our financial condition, if determined adversely.

On April 30, 2018, we initiated an action in Dubai International Financial Centre Court against IDBI Bank Limited for its breach of an irrevocable letter (“the Irrevocable Letter”) whereby IDBI failed to deliver payment to us in the amount $4,134,000 upon its receipt of funds from our customer as required by the Irrevocable Letter. We are seeking damages, costs and injunctive relief against IDBI.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In this section, references to “we,” “us” and “our” are to the Amira Nature Foods, Ltd and its subsidiaries.

Risks Related to Our indebtedness

If we are unable to amend our agreements with Amira India’s existing lenders or refinance the existing debt, we may be unable to implement our business strategy and the lenders may cause us to sell assets to repay the existing debt, any of which could have a material adverse effect on our business, results of operations and financial condition.

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On January 23, 2018, Amira India received approval of a license from the Directorate of Town & Country Planning of Haryana India to convert nine acres of its approximately 17 wholly owned acres of real estate property from factory use to residential use. Amira India applied for the license in early 2017 for all 17 acres and the license for the remaining eight acres is pending. In connection with the receipt of the license, Amira India will begin the planned process of re-locating its existing manufacturing facility to a new location. The conversion of the zoning of this portion of Amira India’s real estate from factory to residential use requires Amira India’s existing lenders to amend and/or refinance the existing debt of Amira India to include the re-zoned real estate as collateral. Our discussions with Amira India’s existing lenders regarding an amendment to the terms of the existing debt agreements or a refinance are ongoing and we have already proposed them to reclassify the debt between real estate and working capital. If we are unable to amend our agreements with Amira India’s existing lenders or refinance the existing debt as proposed, we may be unable to implement our business strategy and the lenders may cause us to sell assets to repay the existing debt, any of which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Business

We face significant competition from both Indian and international producers of Basmati and other rice and other food products.

We compete for customers principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability and pricing. With respect to our Basmati rice, we compete with numerous types of competitors in the fragmented and unorganized Basmati rice market, from other large Indian processors to smaller businesses in India and around the world. Basmati rice has historically only been grown successfully in certain states in North India and in a part of the Punjab region located in Pakistan, which regions have climates conducive to growing Basmati rice. In addition, our Basmati rice competes with a type of rice grown in California and Texas, among other places, which is marketed as Basmati rice to compete with our products.

Many of our competitors in the markets for our rice and other food products have a broader product selection, greater processing capacity, brand recognition advantages in certain Indian and international markets, and significantly greater financial and operational resources than us. Also, since outside of supply chain management and distribution there are no substantial barriers to entry to the markets for our rice and other food products, increased consolidation and particularly a more organized Basmati market could decrease our market share or result in lower selling prices of our products or result in higher costs of our raw materials, thereby reducing our earnings.

Our growth significantly depends on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets.

Our growth will significantly depend on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets. This will require some customization of our products to different geographical markets having distinct tastes and preferences and may also require that we implement new sales strategies and practices. The strategies we adopt may not be appropriate or adequate, or we may not be able to efficiently implement such strategies, which may require us to alter our growth plans, resulting in substantial loss of investment in terms of time and capital and harm to our financial condition and results of operations. In addition, we may not be able to successfully implement our new initiatives, such as our ready-to-eat snacks or efforts to further penetrate Indian modern retail and international markets or realize the anticipated benefits from such initiatives. Any unforeseen costs or losses could harm our business, reputation and financial condition.

Our inability to manage our growth could harm our business, results of operations and financial condition.

Our business and operations have grown significantly since our IPO, with our total revenue increasing from $413.7 million for fiscal 2013 to $551.8 million for the twelve months ended March, 31, 2017, and we currently expect to resume our growth. This may require expanding the scope of our operations and the number of our employees going forward. To effectively manage this anticipated growth, we must continue to enhance our managerial, operational, financial and reporting systems and expand our facilities. We expect that these measures may require significant expenditures and may demand the increased attention of our management. Our failure to manage our growth effectively may result in our over- or under-investing in our operations; weaknesses in our infrastructure, systems and controls; and operational inefficiencies, including loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth will require significant capital expenditures and investments in inventory, and may divert financial resources from other projects, such as the development of new products.

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In addition, our growth strategy will place significant demands on management as well as our other resources. It will require continuous development and the improvement of operational, financial and internal controls. Continuous expansion increases the challenges involved in financial management, recruitment, training and retaining high quality human resources. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenue could decline or grow more slowly than expected and we may be unable to implement our business strategy, any of which could harm our business, results of operations and financial condition.

Our inability to implement our strategy may have a material negative impact on our results of operations.

Our results of operations are materially influenced by the degree to which we are able to implement our strategy, including our ability to expand our Indian and international business and increase our production capacity. For example, failure to timely complete our new rice processing and milling facility in Karnal, Haryana, India, within budget may prevent us from achieving the expected efficiencies, expand our sales and improve our margins. We cannot guarantee that we will be able to implement our strategy. Failure to implement our strategy could have a material adverse effect on our business condition, results of operations and financial condition.

Our historic compound aggregate growth results and trends are not indicative of our future results and may not be sustainable for the future.

We have grown our sales, adjusted EBITDA and adjusted profit at growth rates in excess of 15% annually between 2010 and 2017. Our historic CAGR cover a nearly eight-year period where we benefited from particularly favorable conditions which resulted from strong volume growth, favorable industry pricing dynamics and an improvement in mix. As a result, the historic CAGR data and trends are not indicative of our future results and may not be sustainable for the future. In particular, our future growth CAGRs may increase at a lower rate or may not increase at all, which in turn would have a negative impact on our business, results of operations and financial condition. In fact, the Company had a particularly challenging year during its fiscal year ended March 31, 2016 and March 31, 2017, where it had declines to its financial results due in part to challenging industry conditions, including the impact of currency exchange fluctuations on its business in India and lower industry pricing, as well as certain business disruptions as already reported.

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial health and our ability to obtain financing in the future, and a portion of our existing indebtedness is short-term in nature.

We have incurred a substantial amount of debt totaling $236.8 million and $224.4 million as of December 31, 2017, and as of March 31, 2017, respectively. The aggregate amount outstanding under our various financing arrangements as of December 31, 2017 was $236.8 million, of which $0.01 million consisted of our non-current (long-term) debt and $236.8 million consisted of our current (short-term) debt, comprising primarily of our secured revolving credit facilities. Our substantial debt could have important negative consequences for us. For example, our substantial debt could:

•	require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
•	place us at a competitive disadvantage compared to our competitors that have less debt;
•	make us more vulnerable to downturns in our business, the economy or the industry in which we operate;

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•	limit our ability to raise additional debt or equity capital in the future to satisfy our requirements relating to working capital, capital expenditures, development projects, strategic initiatives or other purposes;
•	restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;
•	make it difficult for us to satisfy our debt and other obligations; and
•	limit our ability to refinance our indebtedness on terms acceptable to us or at all.

Despite current indebtedness levels, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. However, if new debt is added to our and our subsidiaries’ current debt levels, the related risks would intensify.

In addition, as part of our operations, we enter into short-term credit lines with maturities between six months and up to one year. We renegotiate these short-term credit lines each year, and generally any amount outstanding rolls over (on amended terms) to the following year. If we are unable to negotiate the renewal of any short-term credit line and are required to repay any outstanding amount, or the renewal terms are less favorable (for example, with increased interest rates or reduced size), our liquidity and access to capital would be negatively affected, which in turn could have a material adverse effect on our business prospects, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is highly sensitive to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness may not be on favorable terms and could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

We require substantial working capital and, as a result, may seek additional financing in the form of debt or equity to meet our working capital requirements.

Our business requires substantial working capital, primarily because Basmati rice must be aged for as much as 12 months or more before it reaches premium quality. Accordingly, we need to maintain a sufficient stock of Basmati paddy and rice at all times to meet processing requirements, which leads to higher inventory holding costs and increased working capital needs. In addition, we may need additional capital to develop our new processing facility and additional company-managed distribution centers in India and across the world.

If we incur more debt, our interest payment obligations will increase, and our lenders may impose additional restrictions on our business, which could result in reduced cash flows. If we issue equity, the new equity will dilute the ownership interest of our existing shareholders and likely result in a decline in the trading price of our ordinary shares.

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We may not be able to raise adequate financing on acceptable terms, in time, or at all. Since the second half of fiscal 2008, disruption in the global financial markets has made obtaining additional financing in India more difficult. For example, due to inflation in India, the Reserve Bank of India has raised interest rates multiple times since 2011, thereby substantially increasing our borrowing costs. Moreover, restrictions on foreign investment in India may limit our ability to obtain financing for Amira India. See “—Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations and financial condition.” Our failure to obtain sufficient financing or maintain our existing credit facilities could harm our results of operations and financial condition and result in a reduction in our operations and the delay or abandonment of our development plans.

Our inability to address customer preferences, meet the quality requirements of our customers or to anticipate and adapt to changes in the market demand for our products could reduce demand for our products and harm our sales.

Our results of operations and growth strategy depend upon the demand for Basmati rice and our other food products in the Indian and international markets. Demand for our products depends primarily on consumer-related factors such as demographics, local preferences and food consumption trends and macroeconomic factors such as general economic condition and the level of consumer confidence. We are also subject to regulation by the countries or regions where our customers are located, such as the European Union and the United States, relating to the quantity, quality, characteristics and variety of the Basmati rice and other food products sold there.

Authorities may upgrade or change these regulations from time to time. Our international customers often require that the rice we sell matches their quality standards and conduct sample checks on our products. The results from their sample checks may not reflect the quality of the rice we deliver to them and the rice we sell to them may not comply with their quality specifications or requirements. If our customers’ sample checks identify any deficiencies in our rice, they will generally have the right to return the entire batch we sold to them. Consumer preferences often change over time, and, if we are not able to anticipate, identify or develop and market products that respond to changes in consumer preferences, demand for our products may decline.

We must, on a regular basis, keep pace with the quality requirements and consumer preferences of our Indian and international customers, invest continuously in new technology and processes to provide the desired quality product and continually monitor and adapt to the changing market demand. Any failure to meet the quality requirements of our customers or to anticipate and adapt to changes in market demand could harm our business, results of operations and financial condition.

We face risks associated with our international business.

For the nine months ended December 31, 2017, and in fiscal 2017, 2016 and 2015, we generated 61.8%, 50.1%, 56.4% and 59%, respectively, of our revenue outside India and we expect to increase our international presence over time. We currently have offices in Dubai, the United Arab Emirates, as well as India, Germany, Malaysia, Singapore, the United Kingdom and the United States and we sell our products throughout Asia Pacific, EMEA and North America. Our existing and planned international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing foreign and geographically dispersed operations;
•	compliance with various foreign laws, including local labor laws and regulations, where we operate throughout the world (as applicable);
•	government expropriation of assets;
•	changes in or uncertainties relating to foreign rules and regulations that may harm our ability to sell our products;
•	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move our products out of these countries or interfere with the import of essential materials into these countries;
•	increase in withholding and other taxes, or limitations on remittances and other payments by foreign subsidiaries or strategic partners;
•	varying and possibly overlapping tax regimes, including the risk that the countries in which we operate will impose taxes on inter-company relationships;

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•	economic, political or social instability in foreign countries;
•	the enforceability of legal agreements and judgments in foreign countries;
•	an inability, or reduced ability, to protect our intellectual property; and
•	government subsidies or other incentives that favor local competitors.

For example, in fiscal 2013, a foreign government seized a shipment of our rice in the course of transshipment and although we legally are challenging the foreign government’s seizure, we may not succeed in this legal challenge.

We currently expect to expand in our existing and additional target international markets, but our expansion plans may not be successful. Failure of, or delay in, our expansion plans could significantly harm our business, reputation and financial condition. For more information, see “Business—Legal Proceedings.”

We may not be successful in identifying and acquiring suitable acquisition targets or making strategic investments, which could adversely affect our growth.

We have in the past expanded, and intend to expand in the future, our operations and markets through acquisitions or strategic investments. The identification and completion of such acquisitions or investments are dependent upon various factors, including satisfactory completion of due diligence, negotiation of definitive agreements and our ability to compete with other entities to acquire attractive targets. There is no assurance that in the future we will be able to identify and acquire appropriate acquisition targets on commercially acceptable terms, if at all, or will have sufficient capital to fund such acquisitions or investments. Even if we acquire attractive targets on commercially reasonable terms, there is no assurance that the target company will increase our profitability. Failure to identify and acquire suitable acquisition targets or to make strategic investments in the future could adversely affect our growth.

Adverse conditions in the global economy and disruption of financial markets may prevent the successful development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

As a global company, we are subject to the risks arising from adverse changes in global economic and market conditions. The worldwide economy has been experiencing significant economic turbulence, and global credit and capital markets have experienced substantial volatility and disruption. These adverse conditions and general concerns about the fundamental soundness of Indian and international economies could limit our existing and potential partners’ and suppliers’ ability or willingness to invest in new technologies or capital. Moreover, these economic and market conditions could negatively impact our current and prospective customers’ ability or desire to purchase and pay for our products, or negatively impact our operating costs or the prices for our products.

Changes in governmental banking, monetary and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of various sectors which do not include the food industry may reduce the resources available for government grants and related funding that could assist our expansion plans or otherwise benefit us. Any one of these events, and continuation or further deterioration of these financial and macroeconomic conditions, could prevent the successful and timely development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

We derive a significant portion of our income from international sales of Basmati rice, other specialty rice and other food products, which may be dependent upon the economies and government policies of the key countries to which we sell our products. Any unfavorable change in such economies or government policies may harm our business.

We sell Basmati rice, other specialty rice and other food products to customers across five continents with significant portions of our international sales to Asia Pacific, EMEA and North America. We currently plan to expand our international operations into additional countries in the near future. For the nine months ended December 31, 2017, our international revenue accounted for 61.8% of our total revenue.

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If an economic slowdown or other factors adversely affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders, which may in turn lower the demand for our products and harm our revenue and profitability. In addition, uncertainty surrounding the terms on which the United Kingdom is expected to exit from the EU, may have a significant impact on the global economy and foreign exchange rates which could have a negative impact on our financial condition. Our rice may not comply with the applicable policies of the countries where we sell it and be returned to us. For instance, a change to a more stringent EU standard on the level of the pesticide isoprothiolane in Basmati rice in September 2008 led to a significant overall decrease in sales of Basmati rice to the EU. In November 2012, the EU standard reverted to the 2008 level.

In addition, any change in government policies and regulations, including any ban imposed on a particular variety of rice by a government, or any duties, pre-conditions or ban imposed by a country to which we sell our products, might harm our international sales. The loss of any significant international rice market because of such events or conditions could harm our business, results of operations and financial condition.

Our international sales are also exposed to certain political and economic and other related risks inherent to exporting products, including exposure to potentially unfavorable changes in tax or other laws, a reduction in import subsidies, partial or total expropriation and the risks of war, terrorism and other civil disturbances in our international markets. For example, the recent U.S. presidential election, potential changes in immigration policies, import trade laws and tax reform proposals, create a level of uncertainty for multi-national companies. Increased complexity exists due to the possibility of renegotiated trade policies, revised international tax law treaties and changes to the U.S. corporate tax code. Our insurance coverage may not be sufficient to protect us against all such risks. These events and uncertainties could have a material adverse effect on our business and our results of operations and financial condition.

We may also be subject to certain sanctions imposed on, or reductions in import subsidies by, the countries or regions where our international customers are located. Further, we provide credit to our customers in connection with most of our international sales of Basmati rice, so, if any sanctions are imposed on the countries to which we sell, our collection of international receivables may be significantly delayed. Import subsidies may be removed by, and international sanctions may be imposed on, any Basmati importing countries in the future, and we may have reduced sales or not be able to collect revenue from all sales made there on a credit basis, which could harm our business, results of operations and financial condition. As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks.

We are exposed to foreign currency exchange rate fluctuations and exchange control risks, which may harm our results of operations and cause our quarterly results to fluctuate between periods.

Our operating expenses are denominated primarily in Indian rupees; however, 61.8% of our total revenue for the nine months ended December 31, 2017, was denominated in other currencies, typically in U.S. dollars and occasionally in euros, British pounds and UAE dirham, due to our international sales. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our results of operations.

The exchange rate between the Indian rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian rupee against these currencies can impact our profitability and results of operations. Such fluctuations have affected our results of operations in the past and may do so again in the future. Any amounts we spend to hedge the risks to our business due to fluctuations in currencies may not adequately protect us against any losses we incur due to such fluctuations.

We may be unable to adequately protect or continue to use our intellectual property. Failure to protect such intellectual property may harm our business.

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The success of our business, in part, depends on our continued ability to use the “Amira” name, as well as other brands under which we sell our products around the world, including other intellectual property to increase awareness of our brands. We attempt to protect our intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the “Amira” name, as well as other brands under which we sell our products around the world, including other intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase.

We also distribute our Amira branded products, as well as other brands, in some countries in which there is no trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our Amira and other branded products or certain portions or applications of our Amira and other branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Amira name, as well as our other brands, could decrease, which could harm our business and results of operations.

We have also initiated legal proceedings against certain parties for infringement of our intellectual property rights. For instance, Amira India has filed multiple legal proceedings before various courts and forums in India against a number of third parties for infringement of the trademarks “Amira” and “Guru.” Amira India has successfully sought injunctive relief against a party from deceptively using our trademark “Guru” in one of the cases and in some cases has sought rectification of the register of trademarks to restrain third parties from using any mark or label that is identical or deceptively similar to Amira India’s registered trademarks.

In the future, additional litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the validity or the success of the assertion of any claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could harm our business and results of operations.

We are a holding company and are dependent on dividends and other distributions from our subsidiaries, particularly Amira India, which we do not wholly own, and which will not pay us 100% of any dividend it declares, and whose ability to declare and pay dividends is restricted by loan covenants and Indian law.

We are a holding company and currently have no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, which would include funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and neither ANFI nor Amira India anticipates paying any cash dividends for the foreseeable future.

Investors’ ownership of us represents a smaller corresponding indirect ownership interest of Amira India. Should we decide to pay dividends to our shareholders in the future, our ability and decision to pay dividends will depend on, among other things, the availability of dividends from Amira India. However, under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2017), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Amira India has not paid or declared any cash dividends on its equity.

The declaration and payment of any dividends by Amira India in the future will be recommended by its Board of Directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the Board of Directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the Board of Directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the Board of Directors.

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Amira India does not intend to pay dividends to its shareholders, including Amira Mauritius, in the foreseeable future, and may be prevented from doing so by certain restrictions on paying dividends under Indian law. Amira India may not have sufficient profits in any year or accumulated profits to permit payment of dividends to its shareholders. We do not own 100% of Amira India, therefore any dividend payment made by Amira India to us will also involve a payment to the other shareholders of Amira India, including Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates.

Insiders have substantial control over us. Ownership by insiders of our ordinary shares and ownership by our Chairman and Chief Executive Officer of direct and indirect equity interests in Amira India may give rise to conflicts of interest with our public shareholders.

Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, directly or indirectly hold approximately 68.7% (including share options granted and vested) of the ordinary shares outstanding as of December 31, 2017. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our Board of Directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company in a jurisdiction outside the British Virgin Islands where we are currently incorporated or our voluntary liquidation. As a result, Mr. Karan A. Chanana and his affiliates can cause, delay or prevent a change of our control, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders with the opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

In addition, Mr. Karan A. Chanana and certain of his affiliates, including various companies controlled by him and certain members of his family, hold a significant minority equity interest in Amira India, an entity through which we conduct a significant portion of our operations. These shareholders may have conflicting interests with our public shareholders. For example, if Amira India indirectly makes distributions to us, Mr. Karan A. Chanana and his affiliates will also be entitled to receive distributions pro rata in accordance with their percent of ownership in Amira India, and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. In addition, the structuring of future transactions may take into consideration tax or other ramifications to Mr. Karan A. Chanana and these affiliates even where there would be no similar implication to us or our public shareholders.

Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have also issued personal guarantees of $238.3 million in favor of lead banks or lenders of certain of our credit facilities. In the event of a default under these credit facilities, the lenders may seek payment from Mr. Chanana and/or Ms. Daing. As a result of these guarantees, Mr. Chanana and Ms. Daing may have a conflicting interest with our shareholders and/or other creditors of the Company which may not be resolved in our best interest. However, ANFI has indemnified its present and former directors and officers, including Mr. Chanana and Ms. Daing, in accordance with its Amended and Restated Memorandum and Articles of Association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees described above.

If the transfer pricing arrangements we have among our subsidiaries are determined to be inappropriate, our tax liability may increase.

We have transfer pricing arrangements among our Indian, Dubai, the U.K., Germany and U.S. subsidiaries. U.S. Indian and German transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s length terms. We consider the transactions among our subsidiaries to be on arm’s length terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices and terms we have applied are not appropriate, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

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We could be subject to tax risks attributable to previous tax assessment periods.

We could accrue unanticipated tax expenses in relation to previous tax assessment periods, which have not yet been subject to a tax audit or are currently subject to a tax audit. In such tax audits, the tax laws or relevant facts could be interpreted by the tax authorities in a manner deviating from the relevant company’s view. As a result, the tax authorities could revise original tax assessments, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

Risks Related to our Business and Operations in India

Land title in India is uncertain and there is no absolute assurance of free and clean title regarding our land in Gurgaon and Karnal India, and the land we plan to acquire in Karnal, India.

There is no central title registry for real property in India and the method of documentation of land records in India has not been fully computerized. Property records in India are generally maintained at the state and district level and are updated manually through physical records of all land related documents and may not be available online for inspection or updated in a timely manner. This could result in investigations into property records taking a significant amount of time or being inaccurate in certain respects, which may impact the ability to rely on them.

Land records are often handwritten, in local languages and not legible, which makes it difficult to ascertain the content. In addition, land records are often in poor condition and are at times untraceable, which materially impedes the title investigation process. In certain instances, there may be a discrepancy between the extent of the areas stated in the land records and the areas stated in the title deeds, and the actual physical area of some of lands on which our manufacturing facilities or other buildings are constructed. Further, improperly executed, unregistered or insufficiently stamped conveyance instruments in a property’s chain of title, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners or third parties, or other defects that a purchaser may not be aware of, can affect the title to a property. As a result, potential disputes or claims over title to the land we use for operations may arise.

Thus, even though we endeavor to carry out due diligence before acquiring land, there is no assurance we currently have and will have following the acquisition of additional land free and clean title over the land in Gurgaon or the land in Karnal, India, because all risks, onerous obligations and liabilities associated with the land may not be fully assessed or identified, which could include, inter alia, the nature of faulty or disputed title, unregistered encumbrances or adverse possession rights. If we do not have free and clean title to the land in Gurgaon and/or Karnal, our business operations may be adversely affected.

A substantial portion of our business and operations are located in India; we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will likely be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue.

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The present government, formed in May 2014, has announced policies and taken initiatives that support the continued economic liberalization policies that previous governments have pursued. The rate of economic liberalization could change, and specific laws and policies affecting food companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects.

The Reserve Bank of India and the Ministry of Finance of the Government of India withdrew the legal tender status of INR 500 and INR 1,000 currency notes pursuant to notification dated November 8, 2016. The short-term impact of these developments has been, among other things, a decrease in liquidity of cash in India. There is uncertainty on the long-term impact of this action. The short- and long-term effects of demonetization on the Indian economy and our business are uncertain and may have a negative effect on our business, results of operations and financial condition.

The business environment (including legal and regulatory) in India is continuously evolving and there are new laws and regulations being enacted like demonetization, GST, bankruptcy laws, new and updated banking regulations, etc. The impact of these laws is yet to be determined. Also, these and continuing changes by the Indian administration have impacts beyond, and not necessarily in a positive manner, as initially anticipated. Many of them are in fact open to misuse and abuse as well.

All these changes can have the ability to create an untested and unfavorable situation for our business, where the impact to our business is unknown. Some vendors have attempted to use and misuse some of these laws against us. However, these can happen again and create a negative impact on the business.

The Government of India has previously banned the export of certain of our products, and future changes in the regulation of our sales to international markets may harm our results of operations and financial condition.

We generated 61.8% of our revenue in the nine months ended December 31, 2017, from products we sold outside India and some of these products are sourced from India. As such, a substantial portion of such international revenue are subject to the Government of India’s export control laws. Unfavorable changes in, or interpretations of, existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business, may harm our results of operations and financial condition. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition.

The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice (except Basmati rice) cannot be exported from India, and so could at any time increase the prices at which we may sell our non-Basmati rice products outside India. While the Government of India terminated the MEP for Basmati rice in July 2012, the Government of India may in the future reinstitute the MEP for Basmati rice. Any increase or reinstitution of the MEP above our then current prices could decrease our international sales and harm our results of operations and financial condition. In addition, any other duties or tariffs, adverse changes in export policy or other export restrictions enacted by the Government of India and related to our international business could harm our results of operations and financial condition.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

For the nine months ended December 31, 2017, we derived 38.2% of our revenue from sales in India. Based on latest information from the CIA World Fact book, estimates for consumer inflation in India was 3.8% in 2017 and 4.5 % in 2016. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability, regional conflicts and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict.

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Although the Indian economy has grown significantly, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our results of operations and financial condition. India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improved access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations and financial condition.

India regulates ownership of Indian companies by foreigners and, although some restrictions on foreign investment and borrowing from foreign persons have been relaxed in recent years, these regulations and restrictions may still apply to acquisitions by us or our affiliates, including Amira Mauritius and other affiliates which are not resident in India, of shares in Indian companies, or the provision of funding by us or any other entity which is not resident in India to Amira India. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the pricing guidelines and reporting requirements specified by the Reserve Bank of India.

If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements or falls under any of the exceptions referred to above, then the prior approval of the Reserve Bank of India is required. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on favorable terms or at all.

Further, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned and controlled by non-resident entities. Amira Mauritius, which is considered a non-resident entity under applicable Indian laws, directly holds a majority of Amira India’s equity shares. Accordingly, any downstream investment by Amira India into another Indian company will have to comply with conditions applicable to such Indian entity, in accordance with the consolidated foreign direct investment policy. While we believe that these regulations will not have any material impact on our operations in India, these requirements, which currently include minimum valuations for Indian company shares and restrictions on sources of funding for such investments, may restrict our ability to make further equity investments in India, including through Amira Mauritius and Amira India.

Natural or man-made calamities and health epidemics could have a negative impact on the Indian economy and cause our business to suffer.

A substantial portion of our operations, employees and customers are located in India, which has historically experienced natural or man-made calamities such as, earthquakes, tsunamis, floods, climate change and drought. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which caused significant loss of life and property damage. The extent and severity of these natural or man-made disasters determines their impact on the Indian economy. Natural or man-made disasters may occur in the future and may have an adverse effect on our business.

In recent years, certain regions of the world, including India and several other countries in which we operate, have experienced outbreaks of swine flu caused by the H1N1 virus. Any future outbreak of swine flu or other health epidemics may restrict the level of business activity in affected areas which could adversely affect our business.

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Adverse weather, disease, pests and over farming in India could reduce the general availability of paddy, which may affect our operations and growth plans.

Although Basmati rice is not entirely dependent upon a successful monsoon, the consistent failure of monsoons in India, extreme flooding, adverse weather or other natural calamities may harm the production of Basmati and other paddy. Such adverse weather and supply conditions may occur at any time and create volatility for our business and results of operations. Crop diseases and pest infestations may also affect production; such events may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Major diseases and pests such as leaf blight, sheath blight, smut, blast, rice tango virus and stern borer affect our suppliers’ production. The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected.

The available technologies to control such diseases and infestations may not continue to be effective. Furthermore, the continued use of intensive irrigated rice-based cropping systems in producing paddy may cause deterioration of soil health and productivity. In addition, paddy farmers could increase or decrease their production of Basmati relative to other crops. Any of these risks can affect the availability and current and future cost of paddy.

The future growth of our business depends upon our ability to procure quality paddy on a timely basis. We may not be able to procure all of our paddy requirements or to generate a sufficient margin, and our failure to do so would harm our business, results of operations and financial condition.

Water or power shortage or other interruptions in utility supply issues in India could disrupt our processing and harm our business, results of operations and financial condition.

Our processing facility and our storage and distribution facilities require a continual supply of utilities such as water and electricity. Our processing facility and most of our storage and distribution facilities are located in India, and the Indian authorities may ration the supply of utilities. Interruptions of water or electricity supply could result in temporary shutdowns of our storage, processing, packaging and distribution facilities. Any major suspension or termination of water or electricity or other unexpected service interruptions could significantly harm our business, results of operations and financial condition.

Terrorist acts and other acts of violence involving India or other neighboring countries could significantly harm our operations directly or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may significantly harm the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally cause significant harm to our business, results of operations and financial condition. In addition, any deterioration in international relations may result in investor concern regarding regional stability, which could decrease the price of our ordinary shares.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India and Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks or unrest in the future could significantly harm the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk.

Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies may not be sufficient to protect us from the risk of damages derived from terrorist attacks or business interruptions caused by terrorist attacks, violence, acts of war, civil unrest, hostilities or other reasons.

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Stringent labor laws in India may harm our ability to have flexible human resource policies and labor union problems could negatively affect our processing capacity and overall profitability.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize our operations. We may also experience labor unrest in the future, which may delay or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected.

For instance, in May 2005, certain workers at our processing facility declared a strike to demand higher wages and enhanced labor policies, and to protest certain workforce reductions. The strike was called off in 2006, but certain of such workers’ claims are currently pending adjudication before the Gurgaon Labor Court and the outcome of such adjudication may not be favorable to us. We also depend on third-party contract labor.

It is possible under Indian law that, despite our having made appropriate payment to the contractors, we may be held liable for wage payments to these laborers if their contractors default on payments to the laborers. Liability for any non-payment by contractors may harm our business and results of our operations. In addition, an industrial court or tribunal in India could direct us to absorb our contract workers as permanent employees and the government of a state in India may prohibit the employment of contract labor. If we are required to employ contract workers on the same terms as our permanent employees, this may increase our costs.

Changing tax laws, rules and regulations and legal uncertainties in India, including adverse application of tax laws, may adversely affect our business and financial performance.

The regulatory and policy environment in which our business in India operates is evolving and subject to change. Such changes, including the few instances (which are only illustrative and not exhaustive) briefly mentioned below, may adversely affect our business, financial condition, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy:

•	The General Anti Avoidance Rules went into effect on April 1, 2017. The intent of this legislation is to prevent business arrangements set up with the intent to avoid tax incidence under Income Tax Act, 1961 (the “IT Act”). In the absence of any precedents on the subject, the application of these provisions is uncertain.
•	The Government of India has issued revised Income Computation and Disclosure Standards (“ICDS”) that will be applied in computing taxable income and payment of income taxes thereon, applicable with effect from the assessment period for the fiscal year 2017. ICDS applies to all taxpayers following an accrual system of accounting for the purpose of computation of income under the heads of “profits and gains of business or profession” and “income from other sources.” Such specific standards for computation of income taxes in India are relatively new, and the impact of the ICDS on our results of operations and financial condition is uncertain.
•	The Indian Parliament has recently approved the adoption of a comprehensive national goods and services tax (the “GST”), regime that will combine taxes and levies by the central and state governments into a unified rate structure. It is not clear, however, how the GST will be applied and implemented, and there can be no assurance that the GST will not result in significant additional taxes being payable, which in turn, may harm our results of operations and financial conditions.
•	The Government of India has also amended its rules which determine the “tax residency” of a company in India, effective as of April 1, 2017. Previously, a foreign company could be a tax resident of India only if its control and management was situated wholly in India. Under the amended rules, a company will be treated as a tax resident of India if (i) it is an Indian company; or (ii) its place of effective management (“POEM”) is in India. POEM is defined in the IT Act, 1961, to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Government of India issued the final guidelines for determining the POEM of a company on January 24, 2017. The applicability of the amended rules and the treatment of our subsidiaries under such rules is uncertain.

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The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Uncertainty in the applicability, interpretation or implementation of any amendment to governing law, regulation or policy may impact the viability of our current business or restrict our ability to grow our business in the future. Further, if we are affected, directly or indirectly, by the application or interpretation of any provision of such laws and regulations or any related proceedings or are required to bear any costs in order to comply with such provisions or to defend such proceedings, our business results of operations and financial condition may be adversely affected.

Risks Related to Our Operations

Any decline in the market price of Basmati rice while held by us for aging could harm our results of operations and financial condition.

The Basmati rice industry is cyclical and dependent on the results of the Basmati paddy harvest, which occurs for only seven months of the year (September to March). We purchase Basmati paddy from farmers through government regulated agricultural produce markets or through licensed procurement agents and then process it throughout the year. A unique feature of Basmati rice is that its quality is perceived to improve with age.

Our Basmati rice is sold as much as 12 months or more after harvesting and generally commands a price premium. As a result, we typically allow our Basmati paddy to age from six to eight months and our processed Basmati rice to age for an additional four to six months before we sell it. If there is any fall in the price of Basmati rice during the time we hold it for aging, we may not be able to recover, or generate the same margins from, our investment in Basmati paddy or processed rice, which may harm our results of operations and financial condition. For example, the lower prices recorded for Basmati rice sales in 2017 as a result of reduced input costs contributed to the revenue decline we recorded in fiscal 2017 as compared to fiscal 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” for relevant fiscal years.

The price we charge for our Basmati rice depends largely on the prevailing wholesale market price. Higher or lower market prices may harm our results of operations and financial condition.

Numerous factors affect the wholesale price of Basmati rice, including weather, government policies such as the reintroduction of minimum support prices and minimum export prices, changes in prices of other staples, seasonal cycles, pest and disease problems and balance of demand and supply. Furthermore, the highly fragmented nature of the Basmati rice industry in India limits the pricing power of individual companies. Any prolonged decrease in Basmati rice prices could harm our results of operations and financial condition. Likewise, rising prices of our raw materials could yield lower margins for our products if we are unable to pass on such rising prices to our customers, which could reduce our profitability and have a material adverse effect on our business, results of operations and financial condition. Currently, we are not able to hedge against such price risks since Basmati rice futures do not actively trade on any commodities exchange.

Due to the seasonality of our business, our operating results may vary over interim periods.

Our revenue is typically higher from October through March than from April through September. We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Accordingly, we maintain substantial levels of working capital indebtedness that is secured by our inventory. Therefore, our revenues and cash flows are affected by seasonal cyclicality. See also “—We require substantial working capital and, as a result, may seek additional financing in the form of debt or equity to meet our working capital requirements.”

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We rely on agents to procure sufficient Basmati paddy of the proper quality for our processing requirements.

We are largely dependent on agents known as “pucca artiyas” who are authorized to make purchases of Basmati paddy (or rough, unprocessed Basmati rice) in the organized and government-regulated agricultural produce markets in India known as “mandis.” These agents may not be able to procure the quantities required for our business while maintaining our quality standards. We have adopted standard operating procedures with respect to purchases, which include training and monitoring the performance of these agents, but we have no direct control over their purchasing activities. Any failure by these agents to deliver the right quantities or quality of Basmati paddy at the right price could harm our results of operations and financial condition. In addition, we typically enter into oral, non-binding agreements with these agents for the services they provide, and we may not be able to maintain these arrangements on substantially the same terms, if at all, which could harm our business, results of operations and financial condition.

In addition, despite the recent trend of consolidation in the Indian market for Basmati rice, the Basmati paddy market remains relatively fragmented and includes organized and unorganized suppliers such as small, family-owned farms. We expect this fragmentation to continue for the foreseeable future. These smaller companies may not be able to maintain a required flow of Basmati paddy to us should our volume requirements rapidly increase. If we are unable to buy from these agents sufficient Basmati paddy which meets our quality requirements, we may not be able to process and sell as much finished rice as we planned or promised to our customers, which could harm our reputation with these customers, as well as our business and results of operations.

We currently rely on our one processing and packaging facility and certain third-party processing facilities. An interruption in operations at our facility or in such third-party processing facilities could inhibit our ability to fill orders for our products.

We currently operate a single processing and packaging facility in Gurgaon, near New Delhi, India. Any significant disruption at this facility for any reason, including regulatory requirements, the loss of certifications or approvals, technical difficulties, labor disputes, war or civil disorder, power interruptions or other infrastructure failures, fires, earthquakes, hurricanes, terrorist attack or other force of nature or catastrophic event, could disrupt our ability to supply our products or result in the damage or loss of our inventory and significantly harm our business, results of operations and financial performance.

We also heavily depend upon a limited number of third-party processing facilities to produce products responsible for substantial portions of our revenue, some of which facilities are owned by our competitors. These facilities are subject to their own unique operational and financial risks, which are out of our control. We have no production agreements with these third-party processing facilities and can provide no assurance that we will be able to use their processing capacity to produce our products. If any of these processors choose not to provide us processing services, we may need to find and enter into arrangements with one or more replacement processors.

Finding alternate processing facilities could involve significant delays and other costs and these sources may not be available to us on reasonable terms or at all. Any disruption of processing or packaging could delay delivery of our products, which could harm our business, results of operations and financial condition.

The development of our new processing facility is subject to various risks and we may not be able to complete the facility as planned or on schedule.

As part of our growth strategy, which we outlined at the time of our IPO, we intend to develop a new processing facility in Karnal, Haryana, India. We estimate that the total cost of both the development of the processing facility and the purchase of the additional 86 acres of land, to be approximately $64 million and we may require additional funding subsequent to this offering.

Our plans remain subject to certain potential problems and uncertainties, including increased costs of equipment or manpower, or other completion delays, including a lack of required equipment, financing permits or approvals or other factors, defects in design or construction, changes in laws and regulations or other governmental action, cost overruns, accidents, natural calamities and other factors, many of which may be beyond our control. Any delays in completing this facility could result in our loss or delayed receipt of revenue, as well as increases in financing and construction costs. Our proposed expansion will also require significant time and resources from our management team. Any failure by us to meet revenue or income targets may require us to reschedule or reconsider our development plans.

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If these plans do not proceed as planned, or on schedule, our business, results of operations and financial condition may be harmed. Even if completed, our new processing facility may not yield the expected or desired benefits in terms of process and cost efficiencies, or an expansion in our business. We will also incur additional fixed costs from the new facility and may not be able to timely reduce these or other fixed costs in response to a decline in revenue, which would harm our results of operations and profitability.

We generally do not enter into long-term or exclusive supply contracts with our Basmati rice and other customers or with our distributors. Failure to receive timely repeat orders from our customers or our distributors may harm our business.

We generally do not enter into long-term supply contracts with most of our customers. Many of our customers instead submit purchase orders from time to time, which are short-term commitments for specific quantities of Basmati rice and other products at an agreed price. In addition, we may complete the paddy procurement process two to six months before we receive purchase orders from customers, forcing us to rely primarily on historical trends, other market indicators and management estimates to predict demand, which is particularly difficult as we expand into new markets. We usually expand our procurement operations based on a trend of historical growth and delivery, but we may not receive purchase orders commensurate with our expanded operations on substantially the same terms, or at all, and we may not get expected repeat orders from our customers. As a result, we are vulnerable to volatility in market demand, which could harm our business and results of operations.

In addition, we typically do not enter into long-term or exclusive arrangements with our distributors. If we are not able to supply our distributors the quantities of our products that we have historically supplied them, they may place orders with and even move some or all of their business permanently to our competitors. In addition, our distributors could change their business practices or seek to modify the terms under which we usually do business with them, including the amount and timing of their payments to us. Further, we rely upon our distributors to assess the demand for our products in their market based on their interactions with retailers and consumers. If our distributors do not accurately predict the demand for our products, delay in placing orders with us, fail to market our products successfully or choose to market the products of our competitors instead, such actions could harm our business growth and prospects, financial condition and results of operations. Failure to accurately project demand for our products could also result in excess production capacity, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand.

Further, our inability to maintain our existing distributors or to expand our distribution network in line with our growth strategy could harm our business, results of operations and financial condition.

We derived 36.2% of our total revenue from our top five customers and distributors in the last nine months ended December 31, 2017; the loss of the revenue from any such customer would harm our results of operations and financial condition.

Our top five customers and distributors accounted for 36.2%, 24.0%, 30.4% and 29.9% of our total revenue for the nine months ended December 31, 2017, fiscal 2017, 2016 and 2015, respectively. Our largest single customer accounted for approximately 5.9%, 13.7% and 13.7% of our total revenue for fiscal 2017, 2016 and 2015, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long-term supply contracts with these customers obligating them to buy product from us. Our inability to maintain or further develop our relationships with our key customers and distributors would harm our results of operations and financial condition. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, could harm our sales and in turn harm our results of operations and financial condition.

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Production of paddy is subject to risks related to potential climate change such as global warming.

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have a significant impact on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Increased atmospheric carbon dioxide concentration may lead to a decrease in global crop production. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appears more vulnerable to the potential effects of global warming. Even a high degree of farm-level adaptation by the suppliers of our paddy may not entirely mitigate such negative effects.

All of our paddy is grown in tropical and subtropical areas. As a result, all of our suppliers’ production is particularly susceptible to climate change in these areas. Rapid and severe climate change may decrease our suppliers’ crop production resulting in a decline in the amount of available rice supply and a concurrent increase in the applicable price, which may significantly harm our business, results of operations and financial condition.

Improper storage, processing and handling of our paddy or rice could damage our inventories and, as a result, harm our business and results of operations.

We typically store paddy in covered warehouses or in bags placed on open-air, raised plinths (or platforms) and processed rice in covered warehouses. In the event our paddy is not appropriately stored, handled and processed, spoilage may reduce the quality of the paddy and the resulting processed rice. Even if paddy is appropriately stored on open-air plinths, above-average rains may still harm the quality and value of paddy stored in this manner. In addition, the occurrence of any mistakes or leakage in the rice storage process may harm the yield, quality and value of our rice, leading to lower revenue. See also “—We currently rely on our one processing and packaging facility and a limited number of third-party processing facilities. An interruption in operations at our facility or in such third-party processing facilities could inhibit our ability to fill orders for our products.”

We rely upon independent third-party transportation providers for substantially all shipments through our supply chain and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon a network of independent third-party transportation providers for substantially all of our shipments of paddy and rice to storage, processing, packaging and distribution facilities, as well as from distribution facilities to market. These transportations are primarily made by trucks within the same country and by ship between countries. Our use of these delivery services for our shipments subjects us to many risks, including increases in fuel prices, which would increase our shipping costs and erode our margins, and employee strikes and inclement weather, which may impact our shippers’ ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could delay deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers, which in turn would increase our costs, reduce our margins and, consequently, harm our results of operations and financial condition.

Employee shortages and rising employee costs may harm our business and increase our operation costs.

As of March 31, 2017, we employed 236 persons full time (including 38 employees in locations outside India) to perform a variety of functions in our daily operations. Lower labor costs in India provide us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our results of operations and financial condition.

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Loss of key personnel or our inability to attract and retain additional key personnel could impair our ability to execute our growth strategy, harm our product development effort and delay our launch of new products.

Our business involves operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in many areas necessary for our operations. While we have been successful in attracting experienced, skilled professionals, the loss of any key member of our management team, or operational or product development employees, or the failure to attract and retain additional such employees, could slow the execution of our business strategy, including expansion into new target markets, and our development and commercialization of new products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, the resulting staffing constraints will harm our ability to expand, satisfy customer demands for our products and develop new products. Competition for such personnel from numerous companies may limit our ability to attract and retain them on acceptable terms, or at all, and we have no “key person” insurance to protect us from any losses of personnel.

Our operations are highly regulated in the areas of food safety and protection of human health and we may be subject to the risk of incurring compliance costs as well as the risk of potential claims and regulatory actions.

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition. For example, there has been a recent focus in the U.S. on the potential levels of arsenic in rice and the U.S. Food and Drug Administration (the “FDA”) has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. In December 2013, FDA issued an import alert enabling it to detain shipments of Indian Basmati rice for compulsory testing for residue of certain pesticides.

While Amira is currently exempted from the import alert, the FDA’s interest in Indian Basmati rice could impact our business. While the U.S. Environmental Protection Agency (the “EPA”), which establishes the Maximum Residue Limit (“MRL”) for pesticide residue allowed in food imported into the U.S., has yet to set an MRL for most of the pesticides used by Indian farmers to protect Basmati rice from pests, it has recently set an import tolerance for tricyclazole in Indian Rice at 3.0 parts per million (“PPM”). For other pesticides without an MRL, however, if even 0.01 PPM are detected in any rice shipments into the U.S. they will be rejected by the FDA.

The FDA’s enforcement activities have not, to date, materially affected our business or the results of our operations because our sales of Basmati rice in the United States have been limited, representing less than 5% in fiscal 2017. However, the FDA’s regulatory activities may limit our growth in the U.S. Until the FDA’s regulation of Basmati rice is resolved, there can be no assurance as to what additional measures, if any, may be taken by the FDA or any other regulatory body and the impact of any such measures. To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk.

If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damage to human health.

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We rely on certifications by industry standards-setting bodies and loss of a certification could reduce our sales.

Certifications are not compulsory in the rice industry. However, some of our customers require us to have one or more internationally recognized certifications. We have received an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for our rice processing facility, and an SQF Certificate. In addition, we have received certifications from BRC Global Standards and the FDA, as well as being Kosher certified, and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India. We incur significant costs and expenses, including any necessary upgrades to our manufacturing facilities, associated with maintaining these certifications. If we fail to maintain any of our certifications, our business may be harmed because our customers that require them may stop purchasing some or all of our products.

We also have organic certifications for our rice products from Ecocert India Private Limited, an international certification body that certifies our compliance with the requirements of the EU, Regulations and as per the USDA National Organic Program’s Organic Standards.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks associated with operating in particular countries. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or sanctions targets. We did not use any proceeds, directly or indirectly, from our IPO to fund any activities or business with any sanctions target. In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers may have included private customers in Iran, Sudan, Syria and other countries in the region.

Iran, Sudan and Syria are currently sanctions targets. In fiscal year 2017 and 2016, there were no sales to Iran, Sudan and Syria. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe that we conducted our historical activities in compliance with applicable U.S. Economic Sanctions Laws in all material respects; however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved.

We intend to conduct our business activities in compliance with all applicable laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations so that our sales to Sanction Targets will be conducted in compliance with all applicable law.

We are also subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), which prohibits U.S. companies, such as our U.S. subsidiary, and, in some instances, non-U.S. companies such as us and our intermediaries, from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. Although our U.S. subsidiary only transacts business in the U.S., we operate in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, which may negatively impact our results of operations.

We have adopted and are in the process of continuous improvement and strengthening of the formal controls and procedures to ensure that we are in compliance with OFAC, FCPA and similar laws, regulations and sanctions. The implementation of such controls and procedures could result in the discovery of issues or violations with respect to the foregoing by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware. Any violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on export activities (including other U.S. and Indian laws and regulations as well as foreign laws).

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A violation of these laws and regulations, or even an alleged violation, could harm our reputation and cause some of our U.S. investors to sell their interests in our company to be consistent with their internal investment policies or to avoid reputational damage, and some U.S. institutional investors might forego the purchase of our ordinary shares, all of which may negatively impact the trading prices of our ordinary shares.

We may incur significant costs to comply with environmental, health and safety laws and regulations and failure to comply could expose us to significant liabilities.

We are subject to a variety of environmental, health and safety laws and regulations in India and in the other locations in which we operate. Although we have implemented procedures to comply with these laws and regulations, we cannot be sure that our measures are compliant or capable of eliminating the risk of injury or contamination from the use, generation, manufacture or disposal of our products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes.

Environmental proceedings had been initiated against Amira India before the District Court, Gurgaon, India, alleging that Amira India’s failure to make proper arrangements for the disposal of ash and straw by products of its rice processing operations had caused air and noise pollution. We have taken corrective measures and since then we have obtained renewal approvals under the Indian Air (Prevention and Control of Pollution) Act, 1981 and the Indian Water (Prevention and Control of Pollution) Act, 1974, and our approvals under these legislations are currently valid until March 31, 2021. However, similar or other allegations or legal proceedings may be initiated against us in the future relating to non-compliance with applicable environmental laws.

Compliance with applicable environmental health and safety laws and regulations may be expensive, and the failure to comply could result in the imposition of fines, regulatory oversight costs, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. We expect to encounter similar laws and regulations in most if not all of the countries in which we may seek to establish production capabilities or operate and the scope and nature of these laws and regulations will likely be different from country to country.

Environmental, health and safety laws could become more stringent over time, requiring us to change our operations or incur greater compliance or capital costs, or could provide for increased penalties for violations, all of which could impair our research, development or production efforts and harm our business. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability arising thereunder, could significantly harm our results of operations or financial condition.

We may become subject to lawsuits or indemnity claims, including those related to class action suits, product contamination and product liability, which could harm our business and results of operations.

From time to time, we may be named as a defendant in lawsuits, claims and other legal proceedings including criminal and civil proceedings initiated by suppliers and vendors. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, infringement of the intellectual property rights of others, or civil penalties and other losses of injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably for amounts exceeding our accrued liability, or are otherwise significant, the outcome could harm our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could harm our liquidity.

In addition, the distribution and sale of our products involve an inherent risk of product liability claims and product recalls if our products become adulterated or misbranded, as well as any associated adverse publicity. Our products may contain undetected impurities or toxins that are not discovered until after the products have been consumed by customers. For instance, our products are subject to tampering and to contamination risks, such as mold, bacteria, insects and other pests. This could result in claims from our customers or others, or in a significant product recall, which could damage our business and reputation and involve significant costs to correct.

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In addition, these kinds of events could result in cancellation of contracts by our customers or the recall of products. We may also be sued for defects resulting from errors of our commercial partners or unrelated third parties, and any product liability claim brought against us, regardless of its merit, or product recall could result in material expense, divert management’s attention, and harm our business, reputation and consumer confidence in our products.

The terms of our existing debt agreements may restrict our ability to operate and grow our business.

Our agreements with certain banks and financial institutions for short-term and long-term debt contain restrictive covenants, including, but not limited to, requirements that we obtain consent from the lenders prior to altering our capital structure or Amira India’s organizational documents, effecting any merger or consolidation with another company, restructuring or changing our management, declaring or paying dividends under certain circumstances, undertaking major projects or expansions, incurring further debt, undertaking guarantee obligations which permit certain lenders to claim funds invested in us by our management or principal shareholders, entering into long-term or otherwise material contractual obligations, investing in affiliates, creating any charge or lien on our assets or sale of any hypothecated assets or undertaking any trading activities other than the sale of products arising out of our manufacturing operations.

Also, we are required to maintain a current ratio (the ratio of the book value of our current assets to our current liabilities outstanding, including current debt as per statutory requirements) of at least 1.33 during the term of our secured revolving credit facilities for Amira India. Certain of our other credit facilities also include various financial covenants, but such facilities are not material. We may not be able to comply with such financial or other terms or be able to obtain the consents from our lenders necessary to take the actions that we believe are required to operate and grow our business. In addition, Amira India’s Senior Secured Revolving Credit Facilities are short term working capital facilities and we are currently in discussions with our existing lenders to amend and/or refinance this existing debt. There can be no assurance the existing lenders will agree to amend or refinance the existing debt on terms acceptable to the Company, and in the event we are unable to amend and/or refinance this existing debt before the maturity date or on terms acceptable to us, the existing lenders could call accelerate the payment obligations under these facilities. Any such acceleration could materially and adversely affect our business and financial condition.

We were recently subject to short sale attacks, which could harm our reputation and negatively affect our operations.

In February and July 2015, we were subject to short sale attacks by a short seller firm. As a result of the short sale attacks, we were subject to two shareholder class action lawsuits before the United States District Court for the Central District of California. The complaints, which were subsequently consolidated, named as defendants the Company and certain of our current and former officers and directors, and purported to state claims generally alleging that certain statements in the Company’s Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount.

We filed a Motion to Dismiss the Plaintiff’s amended complaint on October 2, 2015, and on July 18, 2016, the Court granted our Motion to Dismiss the complaint in its entirety. The second amended class action complaint was also dismissed on August 12, 2016. The Plaintiffs did not file a third amended complaint in the time permitted by the judge. On August 26, 2016, the Plaintiffs filed a motion for relief from the Court’s order on the motion to dismiss.

This motion was denied on December 18, 2017. The short sale attack and the ensuing shareholder litigation, resulted in a significant decrease in the value of our shares, exposed us to significant litigation costs, diverted our management’s attention from day-to-day operations and negatively affected our credibility and reputation, which in turn disrupted our operations and relationships and negatively impacted our ability to effectively market, distribute and sell our products in various jurisdictions with a significant negative effect on our business, financial condition and results of operations.

We may be subject to additional short sale attacks in the future. Any new short sale attacks on or following the date of issuance of the Notes, may result in the same operational and reputational issues described above, which in turn could negatively affect our business, financial condition and results of operations and negatively impact our credit ratings and the valuation of our shares.

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Our insurance policies may not protect us against all potential losses, which could harm our business and results of operations.

Operating our business involves many risks, which, if not adequately insured, could harm our business and results of operations. We believe that the extent of our insurance coverage is consistent with industry practice. Our insurance policies include coverage for risks relating to personal accident, burglary, medical payments, product liability and marine cargo, including transit, coverage of certain employees, office premises and consignments of rice. In addition, the inventory stored at our processing facility and warehouses is insured against fire and other perils such as earthquake, burglary and floods, and we have fire and allied perils insurance coverage for business interruptions at our processing and milling facility.

Additionally, we maintain insurance policies that provide coverage for class action litigation resulting from claims made against us in connection with the offer and sale of our securities. However, any claim under our insurance policies maintained by us may be subject to certain exceptions, may not be honored fully, in part, in a timely manner or at all, and we may not have purchased sufficient insurance to cover all losses that we may incur. For instance, a majority of our inventory consists of paddy and rice. In the event our inventory is not appropriately stored or is affected by fires or natural disasters such as floods, storms or earthquakes, our inventory may be damaged or destroyed, which would harm our results of operations. In addition, if we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Our insurance policies would not cover such inventory and business interruption losses. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

Risks Related to Our Public Company Status

For as long as we are an “emerging growth company,” we are not required to comply with certain reporting requirements that apply to other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies.

These include:

(1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the Securities and Exchange Commission determines otherwise, and

(4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and investors in our securities may not have the same protections afforded to shareholders of such companies.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Because we qualify and report as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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We intend to furnish reports to the Securities and Exchange Commission on Form 6-K which contain our six month results for the period ending September 30 of each year, for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish is not as frequent or the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, for the fiscal years ending on or after December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Although we intend to make interim reports available to our shareholders in a timely manner, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and a controlled company, we are permitted to take advantage of certain exemptions to the corporate governance requirements of the New York Stock Exchange; this may afford less protection to holders of our ordinary shares.

Our ordinary shares are listed on the New York Stock Exchange. As a foreign private issuer, we may elect to follow certain home country (BVI) corporate governance practices in lieu of certain New York Stock Exchange requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each significant New York Stock Exchange requirement with which it does not comply followed by a description of its applicable home country practice.

In addition, we are a controlled company, or a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As a controlled company, we are exempt from complying with certain corporate governance requirements of the New York Stock Exchange. A foreign private issuer is required to disclose in its annual report that it is a controlled company and the basis for that determination.

As a company incorporated in the BVI and listed on the New York Stock Exchange, we are meeting the New York Stock Exchange’s requirements without making use of the above-mentioned exemptions, unless otherwise disclosed. However, in the future we may rely on certain exemptions. Such practices may afford less protection to holders of our ordinary shares.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F for the year ending March 31, 2018, or, if earlier, on our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company or become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

Compliance with the Sarbanes-Oxley Act may be time-consuming and costly

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act will require us to obtain in connection with the first annual report we publicly file after the earlier of the fifth anniversary of our IPO or our determination that we no longer qualify as an “emerging growth company” under the JOBS Act.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company, particularly after we no longer qualify as an “emerging growth company.” In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, has required changes in corporate governance practices of public companies. These rules and regulations have increased our legal, accounting and financial compliance costs and make certain corporate activities more time-consuming and costly. In addition, we have incurred or may incur in future additional costs associated with our public company reporting requirements. We continue to evaluate and monitor developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amira Nature Foods Ltd

By:	/s/ Varun Sethi
Name: Varun Sethi
Title: Chief Financial Officer

Dated:	May 10, 2018

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